File Number 333-70531 as filed with the Securities and Exchange Commission on July 20, 1999

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form SB-2/A
             REGISTRATION STATEMENT UNDER the Securities Act of 1933

                        TOUPS TECHNOLOGY LICENSING, INC.
                 (Name of small business issuer in its charter)

         Florida                     3990                        59-3462501
 (State or jurisdiction         (Primary Standard             (I.R.S. Employer
   of incorporation or             Industrial               Identification No.)
         organization)           Classification
                                  Code Number)

      7887 Bryan Dairy Road, Suite 105, Largo, Florida 33777 (813)-548-0918
          (Address and telephone number of principal executive offices)

                        Mark Clancy, Corporate Secretary
             7887 Bryan Dairy Road, Suite 105, Largo, Florida 33777
               (813)-548-0918 (Name, address and telephone number
                              of agent for service)

                Approximate date of proposed sale to the public:

     As soon as practicable after the registration statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )

     If this Form is a post-effective amendment filed pursuant to Rule 462 under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ( )

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box ( )

                         CALCULATION OF REGISTRATION FEE
Title of each       Dollar          Proposed       Proposed
   class of         Amount          maximum        maximum        Amount of
  securities        to be           offering       aggregate    registration
    to be         registered         price         offering         fee(2)
 registered(1)                     per share         price
-------------     ---------        ---------       ---------        ------
   Common         $10,934,981        $1.96         $10,934,981       $3,231
$.001 par value

(1) A portion of the Shares registered pursuant to this Registration Statement were issued between October and December, 1998 pursuant to a Private Offering made in reliance on Section 4(2) or 3(b) of the Securities Act of 1933, as amended (the "Act") according to the Rules contained in Regulation D, Rule 506 of that Act.
(2) Calculated pursuant to Rule 457(c). The closing "bid" price of the shares of common stock being registered hereby as quoted on the over-the-counter Bulletin Board market was $1.96 on January 11, 1999, the date of the initial filing of this Form SB-2.

     This registration statement relates to 5,579,072 shares which are being offered for sale by Selling Security Holders.

                                 CROSS-REFERENCE
REGISTRATION STATEMENT                                      LOCATION OR CAPTION
ITEM NUMBER AND HEADING                                       IN PROSPECTUS

1.   Front of Registration Statement and Outside Front Cover Page of Prospectus
2.   Inside Front and Outside Back Cover Pages of Prospectus
3.   Summary Information and Risk Factors
4.   Use of Proceeds
5.   Determination of Offering Price
6.   Selling Security Holders
7.   Plan of Distribution
8.   Legal Proceedings
9.   Directors, Executive Officers, Promoters and Control Persons
10.  Security Ownership of Certain Beneficial Owners and Management
11.  Description of Securities
12.  Interest of Named Experts and Counsel
13.  Description of Business
14.  Management's Discussion and Analysis or Plan of Operation
15.  Description of Property
16.  Certain Relationships and Related Transactions
17.  Market for Common Equity and Related Stockholder Matters
18.  Executive Compensation
19.  Financial Statements Part F/S
20 Changes in and disagreements of Accountants on accounting or financial disclosure

Part II - Information not required in Prospectus
1  Indemnification  of  Directors  &  Officers
2 Other  Expenses  of  Issuance  and Distribution
3 Recent sales of unregistered securities
4 Exhibits
5 Undertakings
6 Signatures

PROSPECTUS

                        TOUPS TECHNOLOGY LICENSING, INC.

                        5,579,072 SHARES OF COMMON STOCK

                   OFFERED BY CERTAIN SELLING SECURITY HOLDERS
                       ----------------------------------

     This Prospectus relates to the sale of 5,579,072 shares of common stock, $.001 par value (the "Common Stock"), of Toups Technology Licensing, Inc., (the "Company"), all of which are offered by the holders thereof identified as "Selling Security Holders" in this Prospectus. See "SELLING SECURITY HOLDERS."

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Security Holders. Sales of shares of Common Stock may be made from time to time (in transactions which may include block transactions) by or for the account of the Selling Security Holders in the over-the-counter market or in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The Company has informed the Selling Security Holders that the anti-manipulative rules under the Securities Exchange Act of 1934, Regulation M, may apply to their sales and has furnished each of the Selling Stockholders with a copy of these Rules. The Company has also informed the Selling Security Holders of the need for delivery of copies of this Prospectus. See "SELLING SECURITY HOLDERS" and "PLAN OF DISTRIBUTION."
                            ------------------------
              THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK.
                               SEE "RISK FACTORS"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. ALL OF THE 5,579,072 COMMON SHARES REGISTERED HEREIN ARE BEING OFFERED BY SELLING SECURITY HOLDERS. THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SECURITY HOLDERS. SEE PAGE 4 RELATING TO THE RISKS INVOLVED IN THIS OFFERING.


                                                                  PROCEEDS TO
                      PROPOSED      UNDERWRITING  PROCEEDS TO     THE SELLING
CLASS OF SECURITY  OFFERING PRICE    DISCOUNTS    THE COMPANY   SECURITY HOLDERS
-------------------------------------------------------------  ----------------
$.001 par value     $10,934,981(1)      $0(2)         $0           $10,934,981
Common Stock

(1) Represents the anticipated sale price by the Selling Security Holders at $1.96 per share which was the closing bid price on January 11, 1999. There can be no assurances, however, that the Selling Security Holders will be able to sell their shares of Common Stock at this price, or that a liquid market will exist for the Company's Common Stock.
(2) Does not give effect to ordinary brokerage commissions or to the costs of sale that will be borne solely by the Selling Security Holders.

                               INSIDE FRONT COVER

Available Information

     The Company is subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, and provides quarterly and annual reports to the Securities and Exchange Commission. The Company's annual report on Form 10-KSB, when filed, shall contain audited financial statements. The reports and other information filed by the Company may be inspected and copied at the public reference facilities of the Securities and Exchange Commission (SEC) in Washington, D. C., and at some of its Regional Offices, and copies of such material can be obtained from the Public Reference Section of the SEC, Washington, DC 20549 at prescribed rates. The Company is an electronic filer and the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically. The SEC Web site address is http://www.sec.gov. The Company will provide a report to stockholders, at least annually, which report will include audited financial statements of the Company.

Incorporation of Documents by Reference.

     All materials incorporated by reference throughout this Prospectus are available (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference) without charge from the Company to each person who receives a Prospectus, upon written or oral request of such person. Any request for such material should be directed to the Corporate Secretary, if in writing, to 7887 Bryan Dairy Road, Suite 105, Largo, Florida 33777, or, if by phone, (813) 548-0918.

     The Registrant is subject to the informational and reporting requirements of Sections 13(a), 13(C) and 14 and 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The following documents, which are on file with the SEC are incorporated in this Registration Statement by reference:

(a) The Registrant's Securities and Exchange Commission Forms 8-K, 14A, 10-SB, 10-QSBs and SB-2 which contain, either directly or by incorporation by reference, audited financial statements of the Registrant's latest fiscal year for which such statements have been filed.

(b) The description of the Common Stock which are contained in registration statements filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Prospectus                           SUMMARY

     The following Summary is qualified in its entirety by other more detailed information throughout this Registration Statement. Statements in this document which are not purely historical facts, including statements regarding anticipations, beliefs, expectations, hopes, intentions or strategies for the future, may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21.E of the Securities Exchange Act of 1934, as amended. All forward-looking statements within this document are based upon information available to the Company on the date of this Registration Statement. Any forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including the timing and nature of independent test results; the nature of changes in laws and regulations that govern various aspects of the Company's business; the market acceptance of the Company's licensed technologies; retention and productivity of key employees; the availability of acquisition candidates and proprietary technologies at prices the Company believes to be fair market; the direction and success of competitors; management retention; and unanticipated market changes. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

The Company

     The following highlights the Company's business. This section is followed by a more detailed discussion relating to each of our nine divisions which is immediately followed by an overview of the marketplace for the Company's products and services. Beginning on page F-1 is the Company's Independent Auditor's Report and audited financial statements for the year ending December 31, 1998.

     Toups Technology Licensing, Inc. was incorporated in the state of Florida on July 28, 1997. The Company was formed to improve, enhance or remediate the environment through technologies and services. During June, 1999, the Company grouped its nine divisions into three major divisions titled Environmental
Solutions, Manufactured Products and E-Commerce. Led by its Environmental Solutions Division, the Company works to achieve its business purpose through these three major divisions:

     Toups Technology Environmental Solutions sells equipment and techniques principally through its Village Concept of converting solid and liquid wastes into useable energy and carbon black.

     The Company's Manufactured Products division is the manufacturing source for the Balanced Oil Recovery System, Tunnel Bat Culvert Vehicles and a host of high tech radio frequency power supplies.

     The Company's E-Commerce division features TTLOnline.com, an internet retail marketing program and InterSource HealthCare, an internet marketer of medical equipment, supplies and pharmaceuticals.

     Sales for 1998 were $2,221,709, an increase of $1,877,546 or 560% from $344,149 in 1997. Gross profit for 1998 was $825,751 or 37% of revenues, which was down from $141,460 or 41% of revenues for 1997. The slight decrease in gross profit as a percentage of revenues in 1998 was the result of a profit margin of the in-house manufactured BORS Lift during its product introduction.

     The Company's selling, general and administrative (SG&A) expenses of $5,985,169 were comprised of development expenses, salaries, consulting services, and other operating costs in 1998, up from $126,631 during 1997. As a percentage of revenues, SG&A increased to 269% in 1998 up from 37% in 1997. SG&A expenses increased in 1998 to support further technology development, new product introductions and future business expansion.

     The Company attributes 69% or $3,580,123 of its losses during 1998 to a one-time charge against earnings relating to the issuance of common stock to attract and retain key pesonnel, to acquire various license agreements, to make acquisitons and for other develomental needs. The Company attributes the remaining 31% or $1,593,908 of its losses to earnings at the full-year ending December 31, 1998 to first year operational losses incurred in the development and market introduction of its various technologies. (See "Independent Auditor's Report and accompanying consolidated balance sheets of Toups Technology Licensing, Incorporated and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended" which begin on Page F-1).

     For the year ended December 31, 1998, the Company had total assets of $5,685,185 as compared with $275,611 for the period ending December 31, 1997 and stockholders equity grew from $155,694 at December 31, 1997 to $3,733,143 at the year ending December 31, 1998.

     The Company envisions growth during 1999 will be approximately 80% internal and 20% from the licensing/acquisitions of new technologies. The Company estimates it will derive revenues during 1999 from all current divisions. The Company intends to acquire technologies through licensing, joint ventures, acquisitions, manufacturing rep agreements and other similar means. The Company intends to commercialize its technologies through joint ventures; strategic alliances; sub-licenses; providing services; and through the direct manufacture and sale of products.

     Business Method - TTL enters worldwide exclusive license agreements for developed technologies, which are at or near the market-entry stage. The Company also makes acquisitions of existing companies, which add to or compliment TTL's technology mix. TTL commercializes the technologies by folding each into a seasoned, entrepreneurial-minded corporate infrastructure housed in a state-of-the-art manufacturing facility. The combination results in a turnkey process wherein emerging technologies can mature into marketable products or services and the Company's shareholders can participate in a multi-technology approach at the development/market introduction stage.

     Management - The Company's management team is led by President, Chief Executive Officer and Chairman of the Board, Leon H. Toups. Mr. Toups' past associations include ten years serving as President and Chief Executive Officer of Chromalloy American. Prior to its sale and during the period of Mr. Toups' association, Chromalloy American was a 600 company international conglomerate serving six major market segments with revenues of approximately $2 billion. Co-founders of Toups Technology include Chief Executive Officer and Chairman Mr. Leon Toups, Executive Vice President and Director Mr. Mark Clancy and Chief Financial Officer and Director Mr. Michael Toups. (See "Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act").

     Operating structure - In addition to the above named Officers, at the staff level to support all technologies, the Company has a Safety Officer, Engineering Coordinator, Sales Manager, Compliance/Quality Control Director and Purchasing Coordinator. At the line level, the Company typically engages an industry-experienced professional as Division Manager. This structure preserves the single-minded, entrepreneurial spirit of each project while providing managerial support in matters relating to operations, sales and marketing, finance and business development.

     Operating facilities - The Company's headquarters and manufacturing facility occupies approximately 50,000 (fifty thousand) square-feet within the 96-acre Pinellas Science Technology and Research Center ("STAR Center") located at 7887 Bryan Diary Road, Largo, Florida. The Company also has leased a 10,000 (ten thousand) square foot stand-alone building within which is housed TTL's Environmental Solutions Division. The Company also maintains its Balanced Oil Recovery System (BORS) Lift Engineering office in Claremore, Oklahoma. (See "Description of Property").

     Employees - The Company provides medical insurance, vacations, stock incentives and other, similar employee benefit programs. None of the Company's employees are represented by collective bargaining agreements. At December 31, 1998, the Company had 88 full-time and 0 part-time employees engaged in the following areas:

                                   Executive                          5
                                   Engineering/technical             11
                                   Manufacturing                     59
                                   Sales                              9
                                   Administrative                     4
                                   Total                             88

     1999 capital financing programs. During the first quarter, 1999, the Company completed agreements for the sale of $1,500,000 of its Subordinated Convertible Notes (the " Notes") and the sale of $750,000 of its Series A 7% Convertible Preferred Stock (the "Preferred"). Each transaction was done with a domestic US fund. Both placements were conducted to provide for capital expenses estimated to occur throughout 1999. (See "Market for Common Equity and Related Shareholder Matters").

Divisional Summary:

     Environmental Solutions Division - represents the focus of the Company's business purpose and encompasses proprietary waste-to-energy equipment designed to treat all hydrocarbon-based waste in a closed, non-polluting environment. The equipment includes:

     i.  Pyrolytic Carbon Extraction(a),
     ii. Pyrolytic Tire Reclamation and the
     iii.Hot Plasma Destructive Distillation(a)

     In  addition,   the  Environmental   Solutions   division  features  three,
clean-burning alternative fuels including:

     i.  Phoenix 777(a);
     ii. AquaFuel(a), and;
     iii.Magnegas(a).

     Manufactured Products Division - supports the Company's business purpose through the fabrication and assembly of the environmental equipment cited above as well as acting as the manufacturer for the Company's Balanced Oil Recovery System Lift, Tunnel Bat Culvert Reclamation Vehicles and a complete line of high-tech radio frequency powered generators. The Manufactured Products Division earns revenues through the sale of proprietary manufactured products for the Company and as an outsource provider for a host of third-party manufactured parts and products.

     E-Commerce Division - supports the Company's business purpose through conducting secured transactions through the internet for both the Company's line of products as well as on a fee basis for third party merchants. At present, the E-Commerce Division featuring InterSource HealthCare, markets medical equipment as well as a host of medical products and pharmaceuticals. TTLOnline.com came on-line during June, 1999 to serve as the marketplace for our E-Commerce Division allowing the Company to now stock our shelves with a host of products which will be offered for sale on a shared-revenue basis. The E-Commerce Division earns revenues through the sale of both proprietary and third-party products on the internet.

     1998 into 1999. During 1998, the Company grew from 5 to 88 employees and from occupying 5,000 square-feet in a single location to now operating a 50,000 square foot manufacturing, precision micro-welding facility, a 10,000 square foot off site location, a national engineering office in Claremore, Oklahoma.

     Also during 1998, the Company acquired the rights to four technologies, made three acquisitions and increased assets from approximately $275,611 to $5,685,185. The Company continues to operate with minimal debt and normal trade payables and has seen meaningful revenue growth from the last quarter, 1998 to the first quarter, 1999. With the maturing of the Company's three divisions coupled with the recently completed private securities sale of $2,250,000, the Company is confident it can expand operations for the remainder of 1999.

     Research and development. As a facilitator of technologies, a portion of the Company's cash will be used to finance the development of its products, particularly its Tunnel Bat technologies. The Company also estimates it may incur additional research and development costs in relation to Alternative Fuels. As of this writing, the Company estimates such 1999 research and development costs would be approximately: Tunnel Bat vehicles - $72,000 and; potentially, Alternative Fuels - $300,000.

                                  RISK FACTORS

     The securities offered hereby involve a high degree of risk and each prospective investor should consider certain risks and speculative features inherent in and affecting the business of the Company before purchasing any of the securities offered hereby. In considering the following risk and speculative factors, a prospective purchaser should realize that there is a substantial risk of losing his entire investment. Among these speculative factors which management considers pose the greatest risk to prospective investors include the following.

Risks relating to the Offering

Limited, early-stage public trading market for the Company's Common Shares. The Company's Shares began trading through the NASD OTC Electronic Bulletin Board under the symbol TOUP during June, 1998. Accordingly, there can be no assurance that a trading market will continue. Each purchaser should view their investment in these securities for long-range investment purposes only and not with a view to resell or otherwise dispose of their shares in the near future. If and when a registration statement becomes effective relating to the Shares sold herein, purchasers who desire to liquidate their shares may have difficulty selling them considering the early stage nature of the Company's public market, should any such market develop. Accordingly, shares should only be purchased as a long-term investment.

Shares Eligible for Future Sale May Adversely Affect the Market. Should the Company be successful in the registration of the Shares described herein, such an event may have a depressive effect on the then trading price of the Company's common shares. Further, the Company's business purpose is the licensing of rights relating to patents or otherwise protected devices and processes in part with the Company's Common Shares that, upon issuance, would be unregistered securities and, in the future, may be sold upon compliance with Rule 144, adopted under the Act of 1933. Further, in SEC Release No. 33-7390 Revision of Holding Period Requirements in Rules 144 and 145 the SEC amended the holding period contained in Rule 144 to permit the resale of limited amounts of restricted securities by qualified persons after a one-year, rather than a two-year, holding period. Also, the amendments permit unlimited resales of restricted securities held by non-affiliates of the Company after a holding period of two years, rather than three years. In the future, the Company intends to enter into licensing and other agreement(s) which may provide for an exchange of the Company's Common Shares. Accordingly, there is the possibility that sales of Common Shares issued in such a manner may, in the future, have a depressive effect on the price of the Company's Common Stock in any market which may develop.

Risks relating to Toups Technology

Recent Organization. The Company was organized during July 1997 and should be considered as still in the development and promotional stage. The Company's initial success is predicated on the success of AquaFuel, BORS Lift, AMW Metal Fabricators, Tunnel Bat, Electromagnetic Tire Recycling, Brounley & Associates and InterSource. The Company has not relied upon anything other than the opinion of management in developing the business plan for of AquaFuel, BORS Lift, AMW Metal Fabricators, Tunnel Bat, Electromagnetic Tire Recycling, Brounley & Associates and InterSource. The Company is, therefore, subject to all the risks inherent in any start-up venture, many of which are beyond the control of management.

Concentration of Stock Ownership. Upon completion of this Offering, the present directors and officers will beneficially own approximately 35.0% of the outstanding Common Stock. As a result, current management will be substantially able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

Reliance on Forward Looking Statements. Statements in this document which are not purely historical facts, including statements regarding anticipations, beliefs, expectations, hopes, intentions or strategies for the future, may be forward looking statements within the meaning of section 27A of the Securities Act of 1933, as amended and Section 21.E of the Securities Exchange Act of 1934, as amended. All forward looking statements within this document are based upon information available to the Company on the date of this release. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements, including the timing and nature of independent test results; the nature of changes in laws and regulations that govern various aspects of the Company's business; the market acceptance of the Company's licensed technologies; retention and productivity of key employees; the availability of acquisition candidates and proprietary technologies at prices the Company believes to be fair market; the direction and success of competitors; management retention; and unanticipated market changes. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward looking statements.

Risks relating to the Company's proposed operations

Reliance on Future Licensing Agreements and Acquisitions. The Company's long-term growth strategy envisions licensing or acquiring through acquisition, a continual flow of products, processes or devices which are derived from patents or other similarly protected intellectual properties. Accordingly, once a particular aquisition is identified or patent-use is determined, the Company must negotiate an acquisition or License Agreement on terms and under conditions which are favorable to profitable operations. In the course of such activities, a number of factors can contribute to a lack of success, including a lack of availability of patents, inability of management to successfully negotiate a favorable license or, if negotiated, an inability to profitably deliver the intended device or process to the market. Further, until such time as the Company obtains sufficient assets to offset any potential loss, the failure of any one of the Company's technologies could result in an inability to continue as a going concern. Except in the case of the acquisition of an operating entity, Toups Technology business strategy is equivalent to a continual cycle of operating start-up or development stage entities with all the risks inherent to any start-up or development stage entity. Accordingly, there can be no assurance that the Company can initially accomplish its business objectives or, if accomplished, that the Company can continue profitable operations.

Competition and No formal feasibility or marketing studies. Numerous firms, also located in South Florida as well as throughout the United States, compete or may compete vigorously with the Company for the licensing of patented or other intellectually protected processes and devices and for acquisitions. The Company will be at a competitive disadvantage in the pursuit of possible target acquisitions or licensing agreements because of the inexperience of the Company. No independent feasibility or marketing studies have been performed to determine the demand for the Company's services. Accordingly, there can be no assurance that any market exists or will develop for the Company's services or, if any market does develop, there can be no assurance that the Company can successfully complete its business purpose.

Vulnerability  to  fluctuation  in  economy.   Demand  for  technologies  to  be
commercialized by the Company is dependent upon, among other things, general economic conditions which are historically cyclical in nature.
Prolonged recessionary periods may be damaging to the Company.

No assurance of commercial success. Even if the Company is successful in conducting its affairs in the manner described herein as it relates to AquaFuel, BORS Lift, AMW Metal Fabricators, Tunnel Bat, Electromagnetic Tire Recycling, Brounley & Associates and InterSource, market acceptance and the ability to expand market penetration of these products and related services is driven by the demand for such products or services. As such, there can be no assurance that the AquaFuel, BORS Lift, AMW Metal Fabricators, Tunnel Bat, Electromagnetic Tire Recycling, Brounley & Associates and InterSource product/service line will either achieve initial market acceptance or, if achieved, will maintain sufficient market share to conduct profitable operations.

Dependence upon key personnel. The Company's continued success will be heavily dependent upon the services of key personnel and the Corporate Board of Directors who founded the Company. These key personnel are expected to remain with the Company, however the loss of one or more of these individuals could have an adverse effect on the operations of the Company until a suitable replacement can be found. As the Company expands, the continued success of the business will increasingly depend on the Company's ability to retain and add to the existing management team. At present, the Company does not provide employment agreements for its Officers. Accordingly, there can be no assurance given that the Company's current Officers will continue to serve in their respective roles.

Limited liability of Officers and Directors. The Company's Certificate of Incorporation and by-laws provide that a Director's liability to the Company for monetary damages will be limited. In addition, the Company is obligated under the Certificate of Incorporation and by-laws to indemnify its Directors and Officers against certain liabilities incurred with their service in such capacities. The Company will in the future execute indemnification agreements which will indemnify each Director and Officer against certain liabilities which they may incur. Each of these measures could reduce the legal remedies available to the Company and the shareholders against such individuals.

                                 USE OF PROCEEDS

     The Company will not realize any proceeds from the sale of shares of Common Stock by the Selling Security Holders. See "SELLING SECURITY HOLDERS."

                         DETERMINATION OF OFFERING PRICE

     The offering price of the securities described herein was calculated pursuant to Rule 457(c) of the Act and was not computed based on the assets, historical operating performance or other conventional means and should not be construed to indicate any relationship thereto. In establishing the offering price, the Company relied on the closing "bid" price as reflected in the over-the-counter (OTC) marketplace. On June 16, 1998, the Company's Common Shares were cleared for trading through the OTC under the symbol TOUP. Since that date, the Company's Common Shares have traded at prices ranging from $0.68-$3. On January 11, 1999, the closing "bid" price of the Company's securities was $1.96

                            SELLING SECURITY HOLDERS

     The shares of Common Stock of the Company offered by this Prospectus are being sold for the account of the Selling Security Holders identified in the table indicated below (the "Selling Security Holders"). The Selling Security Holders are offering for sale an aggregate of 5,579,072 shares of the Company's Common Stock.

     The following table sets forth the number of Shares being held of record or beneficially (to the extent known by the Company) by such Selling Security Holders and provides (by footnote reference) any material relationship between the Company and such Selling Security Holders, all of which is based upon information currently available to the Company.


                               Number of          Number of   Number of
                               Shares of          Shares of   Shares of
                                Common             Common       Common
                                stock    Percent    Stock       Stock  Percent
Name                            Before    Before  to be sold    After    After
                               Offering  Offering in Offering Offering Offering

Arabaje, C. Isdaias(10)......  500,000       2.2%   500,000         0        0%
Aubin, Brian St. (1) .........  10,000       (11)    10,000         0        0%
Augustine Fund(5) ............ 842,696       3.7%   842,696         0        0%
Augustine Warrants(5) ......   125,000       (14)   125,000         0        0%
Ayers, Gregory S. Ayers(2) .    15,000       (11)    15,000         0        0%
Bailey, Sandra(1) ..........     1,000       (11)     1,000         0        0%
Bartolacci, Rhonda (1) .....    50,000       (12)    50,000         0        0%
Bartolacci, Tiffany (1) ....    50,000       (12)    50,000         0        0%
Belhassan, Mehdi (1) .......    10,000       (11)    10,000         0        0%
Blauvelt, Tom(1) ...........     3,750       (11)     3,750         0        0%
Boyer, Michael(1) ..........    10,000       (11)    10,000         0        0%
Bracciale, Steve(1) ........    72,500       (13)    72,500         0        0%
Bramscher, Craig (1) .........    75,000       (13)    75,000       0        0%
Burleson, Linda(1) ...........     2,000       (11)     2,000       0        0%
Butler, Mike(1) ..............     5,000       (11)     5,000       0        0%
Calyanis, Beth (1) ...........    10,000       (11)    10,000       0        0%
Calyanis, Bill (1) ...........     5,000       (11)     5,000       0        0%
Calyanis, Jon (1) ............     2,500       (11)     2,500       0        0%
Calyanis, Paul (1) ...........    10,000       (11)    10,000       0        0%
Caveny, John F. (1) ..........    15,000       (11)    15,000       0        0%
Cardinal Capital(8) .........     50,000       (12)    50,000       0        0%
CG Capital(1) ................   100,000       (13)   100,000       0        0%
Cianciolo, Michael W. (2) ....    30,000       (12)    30,000       0        0%
Collins, Barbara(1) ..........    25,000       (11)    25,000       0        0%
Conrotto, Giuseppe and .......    30,000       (12)    30,000       0        0%
   Loner, Graziella(1)
Crossman, Dan(1) .............    10,000       (11)     3,000   7,000     .001%
D'Angelo, George(1) ..........    75,000       (13)    75,000       0        0%
DeCara, Dave (4) .............   200,000       (14)    50,000 150,000    .0067%
Deheart, Ryler(1) ............     2,500       (11)     2,500       0        0%
Disparti, Joseph L. (1) ......    10,000       (11)    10,000       0        0%
Dixon, Peter B.(1) ...........    35,000       (12)    35,000       0        0%
Dowdy, Greg & Carol (1) ......     2,500       (11)     2,500       0        0%
Dowdy, Susan P. (1) ..........    10,000       (11)    10,000       0        0%
Dryer, James(1)..............     10,000       (11)    10,000       0        0%
Dudley, Thomas(4) ............    20,000       (11)    20,000       0        0%
Eschenroeder, Dana(1) ........    25,000       (11)    25,000       0        0%
Eschenroeder, Edward(1) ......    25,000       (11)    25,000       0        0%
Eschenroeder, Roger(1) .......    25,000       (11)    25,000       0        0%
Eschenroeder, Scott(1) .......    25,000       (11)    25,000       0        0%
Famiglietti, Klaus(1)........      5,517       (11)     5,517       0        0%
Farina, Gerri (1) ............     4,000       (11)     4,000       0        0%
Feeney, Susan L. (1) .........    10,000       (11)    10,000       0        0%
Ficocelli, Bob(1) ............     4,000       (11)     4,000       0        0%
First New York(9) ............    50,000       (12)    50,000       0        0%
Flex, A. Scott(1) ............    50,000       (12)    50,000       0        0%
Fritze  George  T. & Carol J(1).  15,000       (11)    15,000       0        0%
Frueh, Richard A. (1) ........    15,000       (11)    15,000       0        0%
Garvey, Daniel(1) ............    60,000       (13)    60,000       0        0%
GFC Communications(3) ........   175,000       (14)   175,000       0        0%
GFC Communications(3).........   112,000       (14)   112,000       0        0%
Gloyer, M. Katherine(1) ......     1,250       (11)     1,250       0        0%
Goldstein, Michelle(4) .......    22,260       (11)    22,260       0        0%
Gouge, Shirley A.(3) .........    10,000       (11)    10,000       0        0%
Green, David E.(1) ...........    10,000       (11)    10,000       0        0%
Guidry, Sybil(1) .............       500       (11)       500       0        0%
Hackman, Darrel(3).............    3,000       (11)     3,000       0        0%
Harris, Calvin(1) ............    25,000       (11)    25,000       0        0%
Hedges, Burke(1) .............    29,500       (12)    29,500       0        0%
Hillel, Doron(1) .............   100,000       (13)   100,000       0        0%
Hornstrom, Carole (1) ........    10,000       (11)    10,000       0        0%
Hornstrom, Joseph (1) ........     4,000       (11)     4,000       0        0%
Hornstrom, Meghan (1) ........    20,000       (11)    20,000       0        0%
Hornstrom, Nicole (1) ........     2,000       (11)     2,000       0        0%
Hornstrom, Richard N. (1) ....    20,000       (11)    20,000       0        0%
Jenkins, Tom(1) ..............    20,000       (11)    20,000       0        0%
Johnson, Richard(1) ..........     1,200       (11)     1,200       0        0%
Kempka, Daniel (1) ...........   100,000       (13)   100,000       0        0%
Kilgore, Julie(1) ............    10,000       (11)    10,000       0        0%
Klimek, Maryann (1) ..........    10,000       (11)    10,000       0        0%
Koehler, Jerry and Noreen(1) .    25,000       (11)    25,000       0        0%
Krauthamer, Gary(1) ..........    50,000       (12)    50,000       0        0%
Kudelko, Robert (2) ..........    15,000       (11)    15,000       0        0%
Lorenzen, Sandra(1) ..........       750       (11)       750       0        0%
Luttrell, Scott D.(1) ........   100,000       (13)   100,000       0        0%
Maloney, Doris, F.(1)........     10,000        (1)    10,000       0        0%
Matherley, Ann(1) ............    50,000       (12)    50,000       0        0%
Mathison, Steve & Carrie(1)...    63,000       (12)    63,000       0        0%
McBee, Michael (3) ...........     5,000       (11)     5,000       0        0%
McFadden, Robert (1) .........     8,000       (11)     8,000       0        0%
Morgan, William(1) ...........   450,000       2.0%   300,000 150,000        0%
Murphy, Martha(1) ............     1,000       (11)     1,000       0        0%
Nelsen, Keith J. (1) .........    26,500       (11)    26,500       0        0%
Novak, Michael R. (1) ........    10,000       (11)    10,000       0        0%
O'Donnell, Michael, J.(1)....    125,000       (11)   125,000       0        0%
O'Malley, James Joseph (1) ...    20,000       (11)    20,000       0        0%
O'Malley, James(1) ...........     5,000       (11)     5,000       0        0%
O'Malley, Matthew Joseph (1)      20,000       (11)    20,000       0        0%
O'Malley, Robert E.(1)             4,000       (11)     4,000       0        0%
O'Malley, Ryan(1) ...........     20,000       (11)    20,000       0        0%
O'Malley, Thomas  Robert           5,000       (11)     5,000       0        0%
   Lisa Marie (1)
Parago, Jewel(1) ............      750      (11)          750       0        0%
Patteri,  Carla J.,  Trustee,   15,000      (11)       15,000       0        0%
   U.T.A., 3-3-98(2)
Pennington, Jackqueline(1) ..   20,000      (11)       20,000       0        0%
Pennington, Les(1) ..........   25,000      (11)       25,000       0        0%
Plavnick, Kim(1) ............      850      (11)          850       0        0%
Price, Steve(1) .............    10,000       (11)     10,000       0        0%
Rappa, Phil(4) ..............    15,000       (11)     15,000       0        0%
Ricciardi, Lino P(1).........    13,794       (11)     13,794       0        0%
Rigis, John (1) .............   100,000       (13)    100,000       0        0%
Rivera, John(3) .............   200,000       (13)    200,000       0        0%
Rosenthal, Monroe and Andrea     50,000       (12)     50,000       0        0%
   Family Trust(1)
Rowe, Kevin S. (2) ..........    15,000       (11)     15,000       0        0%
Sabag, Rafael (1) ...........    75,000       (13)     75,000       0        0%
Scanlon, Bill(1) ............    21,250       (11)     21,250       0        0%
Shaar Fund, Ltd, The (6) ....   312,500       1.4%    312,500       0        0%
Shaar Fund, Ltd., The (7) ...    93,750       (13)     93,750       0        0%
Shelton, Estate of Richard ..     6,000       (11)      6,000       0        0%
   L. (1)
Sider, Revocable Living          15,000       (11)     15,000       0        0%
   Trust of Todd &  Katherine(2)
Silverman, Richard N. (1) ...    10,000       (11)     10,000        0       0%
Slaughter, Mary(4) ..........    11,130       (11)     11,130        0       0%
Sloan, Peter M. (1) .........     5,000       (11)      5,000        0       0%
Soudan, Mary (1) ............    25,000       (12)     40,000        0       0%
Soudan, Elizabeth 1998 Trust(1).  5,000       (12)      5,000        0       0%
Soudan, Joseph 1998 Trust(1).     5,000       (12)      5,000        0       0%
Soudan, Thomas 1998 Trust(1).     5,000       (12)      5,000        0       0%
Soudan, Peter (1) ...........    25,000       (11)     25,000        0       0%
Spackman, Troy(1) ...........    10,000       (11)     10,000        0       0%
Stahl, Brent G. (1) .........     9,375       (11)      9,375        0       0%
Stern, Mark S. & Ellen as ...    30,000       (12)     30,000        0       0%
   Tenants by the Entirety(2)
Stern, Mark  S. and              15,000       (11)     15,000         0      0%
   Irrevocble  Children's
   Trust for (1/3 Elliot
   Benjamin, 1/3 Lennie
   Beth, 1/3 Zachary Adam)(2)
Steves, Kelly................     1,000       (11)      1,000         0      0%
Suton, Larry(1) .............    50,000       (12)     50,000         0      0%
Swaim, Denelle..............      1,000       (11)      1,000         0      0%
Terry, Arthur(1) ............   150,000       (14)    150,000         0      0%
Terry, James L. (1) .........    10,000       (11)     10,000         0      0%
Terry, Maude D. (1) .........    10,000       (11)     10,000         0      0%
Todd, Virgil & Theresa, .....    30,000       (12)     30,000         0      0%
   Joint Tenant with Right
   of Survivorship(2)
Trinske, Mark(3) ............    10,000       (11)     10,000         0      0%
Ungar, Merrick (1) ..........    48,750       (12)     48,750         0      0%
Ungar, Scott (1) ............    48,750       (12)     48,750         0      0%
Wainrib, Andrew(1) ..........     5,000       (11)      5,000         0      0%
Widelitz Family Trust .......   100,000       (13)    100,000         0      0%
   4/15/94(1)
Witkov, Bruce A. (1) ........     2,000       (11)      2,000         0      0%
Wolfe, Jason E. (1) .........     2,500       (11)      2,500         0      0%
Wong, Jody (1) ..............    10,000       (11)     10,000         0      0%
Wong, Wa-She Grandmother's ..    50,000       (12)     50,000         0      0%
   Trust(1)
Wong, Wa-She(1) .............    31,250       (12)     31,250         0      0%
Wood, Stephen R. and Diane ..    30,000       (12)     30,000         0      0%
   M. (2)
Worden, Darlin(1) ...........    15,000       (11)     15,000         0      0%
Worldbridge Financial Ltd(1)    250,000        1.1%   250,000         0      0%

Total ....................... 6,011,313      27.07%  5,579,072  157,000   .007%

(1) Share issued pursuant to an Accredited Investor Offering made in reliance on Section 4(2) or 3(b) of the Act according to Regulation D, Rule 506. See "Recent Sales of Unregistered Securities."
(2)  Shares issued as a part of the acquisition of InterSource Health Care, Inc.
(3) Shares issued as compensation for various marketing and sales consulting services, contract coordination and technical internet support.
(4) Mr. Dudley is engaged by the Company as technical assistant for the Electromagnetic Tire Recycling Process and Mr. DeCara is engaged by the Company as corporate Sales Manager. Ms. Slaughter and Ms. Goldstein are both employees of the Company and received their shares in lieu of compensation. Mr. Rappa serves as President of the Company's Brounley division.
(5) Issued pursuant to the sale of convertible subordinate Notes representing the first $750,000 received. Upon effectiveness of this registration statement, the Company shall receive an additional $750,000 and has undertaken to register an additional 421,348 shares and 75,000 shares underlying warrants in connection therewith. See "Recent Sales of Unregistered Securities."
(6) Represents Common Shares underlying the Company's Series A 7% Convertible Preferred Shares issued to The Shaar Fund, Ltd.
(7) Represents 93,750 shares underlying Warrants issued to The Shaar Fund, Ltd. in connection with the sale of the Company's Series A 7% Convertible Preferred stock. The 93,750 Warrants, if fully exercised, would result in the Company receiving an additional $225,000.
(8) Represents 50,000 shares underlying Warrants issued to Robert Rosenstein as part of a finder's fee in connection with the sale of the Company's Series A 7% Convertible Preferred stock.
(9)  Shares issued for services.
(10) Shares issued pursuant to the AquaFuel-Dominicana Joint-Venture.
(11) Represents less than 0.125% of the Company's issued and outstanding shares
(12) Represents less than 0.25% of the Company's issued and outstanding shares
(13) Represents less than 0.5% of the Company's issued and outstanding shares
(14) Represents less than 1% of the Company's issued and outstanding shares
(15) Represents less than 2% of the Company's issued and outstanding shares

PLAN OF DISTRIBUTION

Selling Security Holders

     The Selling Security Holders are offering shares of Common Stock for their own account and not for the account of the Company. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Security Holders.

     Each Selling Security Holder will, prior to any sales, agree (a) not to effect any offers or sales of the Common Stock in any manner other than as specified in this Prospectus, (b) to inform the Company of any sale of Common Stock at least one business day prior to such sale and (c) not to purchase or induce others to purchase Common Stock in violation of Regulation M under the Exchange Act.

     The shares of Common Stock may be sold from time to time to purchasers directly by any of the Selling Security Holders acting as principals for their own accounts in one or more transactions in the over-the-counter market or in negotiated transactions at market prices prevailing at the time of sale or at prices otherwise negotiated. Alternatively, the shares of Common Stock may be offered from time to time through agents, brokers, dealers or underwriters designated from time to time, and such agents, brokers, dealers or underwriters may receive compensation in the form of commissions or concessions from the Selling Security Holders or the purchasers of the Common Stock.

     Under the Exchange Act, and the regulations thereunder, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Security Holder. There are possible limitations upon trading activities and restrictions upon broker-dealers effecting transactions in certain securities which may also materially affect the value of, and an investor's ability to dispose of, the Company's securities.

     The Company will use its best efforts to file, during any period in which offers or sales are being made, one or more post-effective amendments to the Registration Statement, of which this Prospectus is a part, to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus or any material change to such information in this Prospectus.

LEGAL PROCEEDINGS

    The Company is not subject to any legal proceedings. The Company is unaware of any governmental authority that is contemplating any procedure to which the Company is a participant.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following Directors and Executive Officers have served in their respective capacities since July 28, 1997 (date of inception). The Directors were re-elected for the current term at a Meeting of Shareholders conducted January 5, 1998. On May 26, 1999 the Company held its annual meeting of shareholders at which meeting the following individuals stood for election to the Company's Board of Directors. Of the total common shares eligible to cast a vote, approximately 82% so voted. Of the 82% that cast a vote, 99% voted in favor of the following five directors, three of whom are founders of the Company. None of the Directors hold similar positions in any other reporting company. The Company intends to conduct its next election of Directors at its next Annual Meeting of Shareholders.

     Chairman of the Board of Directors,  President and Chief Executive Officer:
Leon H. Toups (60). Mr. Toups' past professional experiences include, from 1980 to present, that of President and Chairman of the Board of Directors of DMV, Inc., Clearwater, Florida. Prior thereto, from 1973 to 1980, Mr. Toups served as President and Chief Operating Officer, as a Member, of the Board of Directors and as a Member of the Executive Committee of Chromalloy American Corporation, St. Louis, Missouri, and as President of Chromalloy Natural Resources Company, Houma, Louisiana. Chromalloy American was an international conglomerate with sales of approximately $2.0 billion which employed 45,000 people world-wide and traded its capital stock on the New York Stock Exchange. Mr. Toups holds the following degrees: M.S. Aerospace Engineering, University of Florida; M.S. Mechanical Engineering, Georgia Tech; B.S. Mechanical Engineering, Georgia Tech. From 1968 to 1969, Mr. Toups attended M.I.T. on a NASA Hugh Dryden Fellowship.

     Director,  Corporate  Secretary and Executive Vice  President:  Mark Clancy
(43).  Mr.  Clancy's past business  experiences  include:  from 1993 to present:
Compliance Officer, DMV, Inc., Largo, Florida; 1996 to present: President, Total Kids, Incorporated, Tampa, Florida. Prior thereto, Mr. Clancy served as General Sales Manager of WRCC FM Radio, Cape Coral, Florida, and as Sales Consultant to WIZD FM Radio, West Palm Beach, Florida. Mr. Clancy holds an AA from Hillsborough Community College, Tampa, Florida and currently attends the University of South Florida.

     Director, Vice-President, Finance, Chief Financial Officer: Michael P. Toups (33). Mr. Toups' past professional experiences include, from 1996 to present: a Director and Vice-President, Finance for InterSource Health Care, Inc., Clearwater, Florida; 1992 through the present: Vice-President, Finance and Operations, DMV, Inc., Clearwater, Florida. Mr. Toups holds an MBA, University of Notre Dame with concentrations in finance and marketing and a BA degree in Business Administration from Texas Christian University.

     Director, Errol J. Lasseigne (57). Proposed Director. Mr. Lasseigne is currently an owner/Officer of Senior Life Management, a New York corporation which provides psychological services and is an owner/Officer of Garden State Hospice, a New Jersey corporation which provides hospice services and family counseling. Mr. Lasseigne is also an owner/Officer of L & G Management, a Florida corporation which provides health care consulting and management services. Prior thereto, Mr. Lasseigne spent 24 years with the Eckerd
Corporation serving in various retail pharmacy management positions and in development of institutional pharmacies. Mr. Lasseigne spent 2 years with the Dell Crane Corporation as Executive Vice President and Chief Operating Officer. Mr. Lasseigne is currently affiliated with the American Society of Consultant Pharmacist, American Pharmaceutical Association and the Florida State Chapter. He has served as Chairman of various professional committees in six States where he is registered to practice pharmacy.

     Director, Leslie D. Reagin, III (55). Proposed Director. Mr. Reagin is the current President/Owner of the L.DR. Group, an investment management company established in 1993. Prior thereto, Mr. Reagin was engaged by the Eckerd Corporation for 32 years of which he served in various executive positions for 22 years. Mr. Reagin is currently affiliated with the following organization:
Board Chairman for Webber College (18 year member); Board Chairman for Career Options Inc,; Board member and Member of the Executive Committee of Abilities of Florida, Inc; Board member of the Florida Chamber Foundation; Board member of the Morton Plant Mease Foundation and Board Member of the YMCA, Clearwater, Florida. Mr. Reagin's previous affiliations include serving as a Board member of the Florida Chamber of Commerce; Vice President of Finance and Chairman of the Chamber Management Corporation; Member o the Board of Overseers for the Southern College of Pharmaceutical Sciences, Miami, Florida; Past Board Chairman of the Pinellas Private Industry Council; Member of the National Association of Chain Drug Stores.

     The  Company's  Chief  Financial  Officer,  Vice  President,   Finance  and
Director, Michael Toups, is the son of the Company's President, Chief Executive Officer and Chairman of the Board of Directors, Leon H. Toups.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     At December 31, 1998, the Company has 22,217,299 shares of its Common Stock issued and outstanding. The following table sets forth, as of January 1, 1999, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

Beneficial ownership of the Company's Common Stock:

                           (1)                   (2)
                        Name and              Amount and
                        Address of             Nature of
                       Beneficial              Beneficial            (3)
Title of Class           Owner                    Owner        Percent of Class

Common              Leon H. Toups                 3,356,680(5)        15%
                    418 Harbor View Lane
                    Largo, Florida 33770

Common              Mark Clancy                   1,733,340(5)        7.8%
                    417 Barrett Court
                    Tampa, Florida 33617

Common              Michael Toups                  1,733,340(5)        7.8%
                    400 Palm Drive
                    Largo, Florida 33770

Common              Errol J. Lasseigne               188,263(6)        0.8%
                    2364 Violet Place
                    Palm Harbor, Florida 34685

Common              Leslie D. Reagin, III            469,873(6)         2.1%
                    720 Bluffview Drive
                    Belleair, Florida 34640

Common              Officers and Directors         7,481,496            33.6%
                    (three persons)

Common               Jerry Kammerer              1,660,000(4)           7.4%
                     1421 Water View Drive
                     Largo, Florida 33771

(1) Mr. L. Toups serves as the Company's President, Chief Executive Officer and Chairman of the Board of Directors. Mr. Clancy serves as a Director and as the Corporate Secretary and Executive Vice President. Mr. M. Toups serves as a Director and as the Company's Chief Financial Officer and Vice President, Finance.
(2) None of the named persons or Officer and Directors are holders of any options, warrants, right conversion privileges or similar items.
(3) There are no provisions which allow for a change in control of the issuer beyond the annual election of Directors. The Company is unaware of any voting trusts or similar agreements among its Shareholders.
(4) Mr. Jerry Kammerer is a former Director of the Company. Mr. Kammerer was terminated as an Officer and Director of the Company on August 20, 1998. As of January 19, 1999, of the 1,750,000 shares originally owned by Mr. Kammerer, 180,000 were eligible for resale pursuant Rule 144.
(5) As more fully described in the section marked Management's Discussion and Analysis and the Financial Statements which are a part hereof, during 1998, the Company compensated its officers and directors in part through the issuance of unregistered shares. At the year ending December, 1998, these shares were valued at $0.13. Subsequently, the Company's financial statements were restated to value these shares at $0.639 per share. One result of this restatement would value the compensation received by each of the three officers and directors at an additional taxable income of $415,350. All three officers and directors opted to rescind their shares in exchange for an option to acquire such shares at a later time. In the interim, the 1,950,000 shares are to be held in the Company's treasury account pending exercise of the options. In essence, the terms of the options allow each of the three officers and directors to acquire their shares at 100% of the market value on the date of grant and shall be valued and be considered issued on that date. Accordingly, "fair market value" shall be deteremined as the closing bid price of the Company's securities based on an average closing "bid" price recorded for the five days preceeding the issuance of the options.
(6) Messrs. Reagin and Lasseigne both became Directors of the Company at the annual meeting of shareholders held during May, 1999. Mr.Lasseigne acquired his shares during the Company's initial placement in November - December, 1997. Mr. Reagin acquired his shares through participation in the Company's initial offering in 1997 and two subsequent offerings. Messrs. Reagin and Lasseigne paid the same cash price as all other investors and were not afforded any special treatment.

DESCRIPTION OF SECURITIES

     The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $1,000 per share. As of the date hereof, 750 of the Preferred Shares were outstanding and there were 22,217,299 Common Shares outstanding.

     At the conclusion of this Offering of the 22,217,299 Common Shares issued and outstanding, 10,428,930 Common Shares are unregistered securities, and, in the future, said unregistered shares may only be sold upon compliance with Rule 144, adopted under the Securities Act of 1933. In Securities and Exchange Commission (SEC) Release No. 33-7390, Revision of Holding Period Requirements in Rules 144 and 145, the SEC amended the holding period contained in Rule 144 to permit the resale of limited amounts of restricted securities by qualified persons after a one-year, rather than a two-year, holding period. Also, the amendments permit unlimited resales of restricted securities held by non-affiliates of the Company after a holding period of two years, rather than three years. There are no promoters, underwriters or persons or firms acting in any similar capacity associated with the Company.

     Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by Shareholders. The Common Shares do not have cumulative voting rights. Holders of a majority of the Common Shares are also members of the Board of Directors. A majority vote is sufficient for most other actions requiring the vote or concurrence of Shareholders. The Company's Officers and Directors as a group (three persons) own directly approximately 39.3% of the Issuer's capital stock.

     All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefor. It is anticipated that the Company will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of the Company, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to Shareholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but unissued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All of the outstanding Shares and those Shares issued in accordance with this offering will be fully paid and non- assessable.

INTEREST OF NAMED EXPERTS AND COUNSEL

     No such interest.

DESCRIPTION OF BUSINESS.

Background

     Toups Technology Licensing, Inc., was incorporated in the state of Florida on July 28, 1997 ("Toups Technology", "TTL" or the "Company"). The Company's business plan is to pursue the commercialization of late-stage technologies through obtaining license agreements and acquisitions. The Company operates in the energy, environmental and natural resource market segments.

     The Company earns its revenues primarily through the sale and service of the following product lines.

     Environmental Solutions:

         Equipment:

              Pyrolytic Carbon Extraction(a)(PCE) Processor
              Hot Plasma AquaFueler(a) 1500
              Pyrolytic Tire Reclamation Process

         Alternative Fuels:

              AquaFuel(a)
              Phoenix 777(a)
              Magnagas(a)

     Manufactured Products

         Balanced Oil Recovery System Lift
         Tunnel Bat Culvert Reclamation Vehicle
         Brounley Radio Frequency CO2 Lasers and Power Generators

     E-Commerce Division

         InterSource HealthCare
         TTLOnline.com

                   Pyrolytic Carbon Extraction (PCE) Processor

     The Company's Pyrolytic Carbon Extraction Process or PCE treats both liquid and solid hydrocarbon-based waste in a closed system without releasing harmful emissions, fluids or solids into the environment. The industrial system transforms about 40% of the waste into carbon black. The remainder becomes a clean-burning gas named Phoenix 777(a) which demonstrates exhaust and combustion properties superior to natural gas. The combustion of Phoenix 777(a) emits less than half of the carbon dioxide of natural gas and virtually no carbon monoxide or hydrocarbons, is lighter than air and has a distinct odor which is an important safety feature..

                                (Picture Omitted)


     The PCE refinery or fuel-processing unit provides for both mechanical and electrical output. The unit operates on wastes ranging from household garbage, tires, vegetable matter, manure of all types, waste oils (fossil or vegetable), animal fat and a host of other hydrocarbon-based waste.

     The PCE unit is a dual-fuel unit. The PCE unit is designed to be activated with propane and once in operation, the dual-fuel capability allows the unit to switch from propane to its own Phoenix 777(a). The unit will consume about 20% of the Phoenix 777(a) produced in the course of its operation.

System Features:

         Fuel: Waste material such as paper, plastic, tires, animal fat, used motor oil, cloth, bio-mass

         Power Plant:  4-cylinder internal combustion engine carbureted for propane and Phoenix 777@ - (diesel or gasoline configuration optional)

         Automatic operation  using embedded controller



System Benefits:

          o Produces drinking and potable water with optional evaporator unit o Waste disposal solution with short-term payback capabilities o Generation of electricity when put in series with a generator o Environmentally clean - no emissions, no landfill waste o Carbon black extraction affords additional revenue stream o Minimal global warming contribution o No fuel or electric costs for operation

Manufacturing:

The Company fabricates and assembles the PCE equipment at its Largo, Florida based plant.

                            Hot Plasma AquaFueler1500

     TTL's Hot Plasma AquaFueler 1500 is designed to recycle a variety of materials into a clean burning, combustible fuel. Some of the materials for which this unit was designed to convert to a useful, combustible gas include:

   - Chemical/hydrocarbon contaminated soil, PCP contaminated transformer oil, Water/land-based oil spills, Refinery pit oil, Antifreeze, Solvents, Processing oils, Hazardous runoff water, Paint sludge, Crankcase sludge, Bilge water, Processing oils, Tank bottoms, Parts washer solvents, Chemical wash water

The AquaFueler

     The AquaFueler 1500 makes up to 3,000 cubic feet of clean-burning AquaFuel per hour for about five cents per cubic foot. Three one-by-twelve-inch carbon rods are automatically fed into the liquid-filled AquaFuel generation chamber. Liquids used in the process can range from salt water to raw sewage. The AquaFueler 1500 is the only safe, reliable and effective way to make AquaFuel.

                                (Picture Omitted)


Manufacturing:

     The Company fabricates and assembles the AquaFuel 1500 equipment at its Largo, Florida based plant.

                    Pyrolytic Tire Reclamation (PTR) Process

     The Company's PTR Process was developed to recover the oil, steel and carbon black used in the manufacture of tires. The process is self-contained, using scrap tires as the feed-source, fed in through the PTR equipment as a means to reduce the tires to their basic elements. As a percent of weight, the by-products of each tire are 10% steel; 25% fuel gas; 25% Petro-chemicals, and; 40% carbon black. The PTR technology reclaims these products which are then offered for sale.

     The PTR technology differentiates from competition because there are no emissions and, therefore, no residue from combustion. The PTR technology is further differentiated from competition in its modular design, which allows for a tire "plant" to be a single unit up through a full-scale, multi-unit plant.

                                (Picture Omitted)


PTR Research and Development - The final commercial development of the PTR equipment will take a two-pronged path through (i) the fabrication of the actual PTR module and; (ii) a detailed analysis of materials resulting from the PTR equipment including carbon black, oils and Petro-chemicals. The purpose of the Company's testing program is to determine the quality and character of the materials produced by the equipment such that a market demand determination can be made.

Manufacturing

     As a part of its development agreement with a national heat rod company, the Company intends to outsource portions of the fabrication aspect of its PTR technology

                                    AquaFuel

     AquaFuel is produced as a result of recycling liquid waste. AquaFuel is a non-fossil, combustible gas that results from the introduction of an electric arc under water in the presence of carbon. The resulting fuel is so clean-burning that it gives off as much carbon monoxide in 24 years as the same engine on gasoline does in 24 minutes.

     At present, the only device able to manufacture AquaFuel in commercially viable quantities is the AquaFueler 1500.

     AquaFuel can be used to power everything from cooking stoves to electric generators to replacing acetylene for metal cutting.

     The various studies completed until now have identified the following main characteristics:

   1) AquaFuel is cost competitive even neglecting its free production as a byproduct of sewage recycling, it has dramatically less pollutants in the combustion exhaust, and can be more easily and safely produced and stored than any other combustible gas, ;

   2) In view of the above characteristics, AquaFuel is clearly among the best fuels available at this writing for automotive and other uses on a world wide basis, with particular reference to consumer, but also for municipal, industrial and military applications;

   3) The AquaFuel process provides a basically novel method for recycling liquid waste which produces AquaFuel as a usable gas, water usable for irrigation and solids usable for fertilization;

4)   AquaFuel  is  an  excellent  gas  for  the   production   of   electricity,
     particularly in the free form obtained from the recycling of liquid waste from cities and municipalities.

   5) Systematic scientific experimentation and theoretical studies of the chemical and particulate behavior have identified a number of anomalies in AquaFuel which are applicable to all other gases, thus permitting a new gas technology with implications and applications to the entire gas industry and consequentially vast, additional economic horizons.

                                 Phoenix 777(a)


     Phoenix 777(a) is derived through the operation of the Company's Pyrolytic Carbon Extraction equipment.

     Phoenix 777(a) demonstrates unique properties with exhaust and combustion properties superior to natural gas.

     Combustion emits less carbon dioxide emissions than natural gas and virtually no carbon monoxide (as measured by percentage of emissions) or unburned hydrocarbons (as measured by parts per million).

     It also contains a concentration of oxygen higher than 7% plus water vapor. And, like natural gas (methane), it is lighter than air and has a distinct odor.

     Measurements to date reflect in combustion, Phoenix 777(a) emits:

         CO2        7%
         O2         9%
         CO         0.02%
         the balance of the emissions contain water vapor

     Phoenix 777(a) has also been found to contain approximately 800 Btu per cubic foot.

                         Manufactured Products Division

The Company's Manufactured Products Division is the manufacturing source of:

         Balanced Oil Recovery System Lift
         AquaFueler 1500
         Pyrolytic Carbon Extractor
         Pyrolytic Tire Reclamator
         Tunnel Bat Culvert Reclamation Vehicles
         Radio Frequency Plasma Generators and associated proprietary products including:

     The Company's manufacturing division incorporates state of the art custom metal fabrication and machining. The Company's metal fabrication capabilities allow TTL to build to print products for a wide range of industrial and business needs. With its in-house equipment, TTL can fabricate a wide range of material including stainless and carbon steel, aluminum, copper, titanium and incanel. TTL's machine stop is equipped to do prototype, customer or production work. TTL has the latest in CNC technology with A Hass Hl-4 30hp Lathe and a Haas VF-4 vertical milling center. The equipment is efficient for production runs and the Company also has several vertical mills, tooling lathes and drill presses. In addition, TTL's Manufactured Products Division offers a total range of welding capabilities including inert gas or CO2, plasma, laser and electron beam welding.

1.     It is an excellent source of revenues;

2. It provides for increased efficiencies resulting from distributing overhead, operating costs and providing additional buying power;

3.     Exposure to potential business and strategic partners;

4. Real-time control over quality, timing and workmanship for all proprietary products. New inventions often require one-of-a-kind specialty parts. Given the unique nature of many TTL manufactured products, exact attention to specifications is assured while retaining flexibility mindful of changing designs and invention.

     The manufacturing facility occupies 50,000 square feet in the Pinellas Science Technology and Research Center. Formerly occupied by Lockheed Martin Specialty Components as a high-tech parts provider to the Department of Energy, the 96-acre center has been converted to a home for private technology firms and manufacturers.

     The following highlights the Company's Manufactured Products Division market-ready product line.

                  The Balanced Oil Recovery System (BORS) Lift

     The BORS Lift is a turnkey device that more economically produces oil from shallow, low-volume "stripper" wells (10 barrels per day or less). By lifting oil rather than pumping, the BORS Lift also eliminates conventional rods, tubing, downhole pumps or pumping units, and related maintenance costs. Standing just 4 ft tall and 8 ft long, it is capable of producing from a gas driven well with a maximum fluid-balance level of 2,500 feet.

                                (Picture Omitted)

     The operating concept is based on a balanced technology of extracting oil through a collection tube and dumping it into a collection tank without bringing up water. Using the BORS lift, wells that were expelling 25 barrels or more of salt water every day are now pulling up only oil, saving on salt water disposal. Installations of the BORS lift have demonstrated an average 387 percent increase in oil production and a decrease in per barrel electric costs from $3.50 to $0.035.

Manufacturing

     The Company manufactures the BORS device in-house except for the galvanizing process. The Company purchases the computers and motors for the BORS device from national suppliers. Based on current equipment and facilities, the Company is able to manufacture 125 BORS units per month on a single-shift basis and can manufacture up to 500 BORS units per month on a three-shift basis. The Company currently maintains storage facilities in Claremore, Oklahoma which can inventory BORS units pending sale and delivery.

                     Tunnel Bat Culvert Reclamation Vehicle

     The Tunnel Bat technology refers to a vehicle specifically designed to mobilize the removal of silt, debris, vegetation, soil, rock, and other types of blockage from inside a box culvert. Box culverts relate to a sewer or drain running under a road or embankment. Invented by Dave Richardson in 1994, the Tunnel Bat vehicle represents a solution to the growing problem of removing blockage from box culverts. The unit is driven by a person, moves both forward and backward at about 3 to 5 mph with attachments are on both front and rear.

                                (Picture Omitted)

     The Tunnel Bat equipment is able to turn a slow, unpleasant job into a reliable, thorough professional approach to desilting box culverts. The equipment is fully mobilized allowing for the maximum removal of blockage while providing a safe working environment. Toups Technology is unaware of any other product on the market that is designed to address the thousands of box culverts throughout the United States.

   Before the Tunnel Bat           After The Tunnel Bat

(picture omitted)                      (picture ommitted)


     The Company has now completed preliminary production designs and is ordering parts components necessary to construct the first mass production Tunnel Bat vehicle. The Tunnel Bat Licensor, Mr. David Richardson, operates a Tunnel Bat service company within the State of Florida and operates with two Tunnel Bat vehicles.

     Brounley Engineering & Associates. On September 30, 1998, the Company acquired Brounley Associates, Inc. in an exchange of common shares in which TTL issued 900,000 unregistered common shares in exchange for 100% of the issued and outstanding common shares of Brounley. The Company agreed to register 125,000 of the 900,000 common shares issued in the acquisition of Brounley. Brounley is a wholly owned subsidiary of Toups Technology.

                                                        (PICTURE OMITTED)

     Brounley Technology - Brounley is engaged in the design and manufacture of RF (radio frequency) and related circuits, particularly in the field of solid state power generation. Brounley's integrated and modular design concepts competitively differentiate their product line of high-powered RF generators in small packages. In 1993, Brounley added production facilities to build a new line of generators for Lasers and for the Plasma Etching & Sputtering industry. In addition to Integrated RF Generators, Brounley offers clients a full range of services from original design to a final product.

                                                        (PICTURE OMITTED)

     Brounley Product Line - Brounley offers a full line of RF Power Generators for the laser and plasma industries which includes a power range from 50W to 10,000W. In addition, Brounley also offers solid state tuners for the plasma industry. Other Brounley products include power supplies, RF pre & power amplifiers and a variety of designs to support Military communications programs.

     Viperstrike RF Power Generators. Brounley offers its own brand of RF power generators dubbed Viperstrike. The Company's Viperstrike RF Generators is available in size from the PB300 laser mounted model with 300W output power up through the 8X2 with 10,000W output power. The Viperstrike line of RF power generators can be controlled by an existing system or with the addition of a Brounley digital or analog controller. The user can combine or divide the output power from Viperstrike RF power generators using Brounley's line of RF combiners and dividers.

     International Organization for Standardization (ISO) 9000. Brounley is currently engaged in a top to bottom quality program designed to lead to an ISO 9000 Certification during the fourth quarter, 1999. ISO is a worldwide federation of national standards bodies, from some 90 countries. It promotes the development of standardization and related activities to facilitate the international exchange of goods and services, and develop intellectual, scientific, technological and economic cooperation. The ISO consists of some 170 technical committees, 640 subcommittees, 1800 working groups and 10 ad hoc study groups. These represent the viewpoints of manufacturers, vendors and users, engineering professions, testing laboratories, public services, governments, consumer groups and research organizations in each of the 90 member countries.

     As an ISO 9000 certified manufacturing facility, Brounley's product line achieves a heighten level of client receptivity resulting from a verifiable design, testing and manufacturing techniques. The ISO 9000 is recognized as the guidelines for selection and use of quality management and assurance standards for both supplier and customer. ISO 9000 elaborates on the general philosophy of quality systems standards, their characteristics, the existing types, where and when they are best used, and describes what elements quality assurance models should incorporate. It also deals with demonstration and documentation requirements, pre-contract assessment and contract preparation.

     Brounley Research and Development - Brounley's engineering department is working to further reduce the overall size of the Company's generators while preserving and increasing the power. Brounley is also engaged in a Plasma generator design which is slated for market introduction during the fourth quarter, 1999 through the first quarter, 2000. As a part of its overall development, Brounley is evaluating all aspects of its operations so as to become an ISO 9000 certified manufacturing facility by the fourth quarter, 1999.

     InterSource Health Care. On December 18, 1998, the Company acquired two-year old InterSource Healthcare, Inc. in an exchange of common shares agreement in which the Company issued 1,203,241 unregistered common shares in exchange for 100% of the issued and outstanding common shares of InterSource. The Company agreed to register 225,000 of the 1,203,241 common shares issued in the course of the acquisition. InterSource is a wholly owned subsidiary of Toups Technology

                                                        (PICTURE OMITTED)


     InterSource Business - InterSource seeks to match buyers and sellers of new and used (refurbished) medical equipment and consumables through its internet site located at www.intersourcenet.com. For the seller of new or refurbished medical equipment and/or consumables, InterSource offers a secure internet site coupled with a professionally staffed in-house sales force. For the buyer of medical equipment and/or consumables, InterSource offers a one-stop means to comparatively shop through the convenience of the internet.

     InterSource Marketing - InterSource offers its equipment and products through a secure internet home page and through an in-house, direct sales program. The staff of InterSource's direct sales program includes a licensed medical doctor, a registered pharmacist, a registered nurse and the former principal of Alpha Laboratories Corporation.

     An InterSource Transaction - Contact is made with a prospective customer that became aware of available equipment and/or products either through InterSource's internet home-page or from direct selling efforts. A detailed investigation is done to assure the supply of the proper product at the proper cost to meet an individual need of the customer. Once completed, the customer places an order. InterSource then procures the needed item(s), receives and inspects the products, and ships direct to the customer. Payment terms vary dependant of the product(s) ordered, however, 95% of the payments are made between time of order and time of delivery. The other 5% are net 30-day terms for smaller orders of consumable products to credit worthy customers. InterSource maintains a minimal inventory of items; most items are purchased for direct resale after an actual order is received from a customer. InterSource, under the terms of a wholesale broker license can only broker pharmaceuticals and cannot take possession of same. All pharmaceutical sales are done on a letter of credit basis payable at time of delivery.

     InterSource Marketplace - The Company estimates the marketplace for its InterSource division is the general medical equipment marketplace of approximately $100 billion annually. InterSource also operates in a limited way in the United States pharmaceutical marketplace. Both the new and used medical equipment and pharmaceutical industries are highly competitive. The Company is unaware of other entities engaged in a business purpose similar to that of InterSource. However, given the size and scope of the medical industry, the Company expects to encounter competition more than likely from companies with greater financial and marketing resources than TTL.

Municipal Solid Waste

     The municipal solid waste (MSW) industry has four components: recycling, composting, landfilling, and combustion. The U.S. Environmental Protection Agency defines MSW to include durable goods, containers and packaging, food wastes, yard wastes, and miscellaneous inorganic wastes from residential, commercial, institutional, and industrial sources. It excludes industrial waste, agricultural waste, sewage sludge, and all categories of hazardous wastes, including batteries and medical wastes. More than 209 million tons of MSW was generated in 1994. Paper and paperboard accounted for 81.3 million tons (38.9 percent) of the total waste stream, yard wastes 30.6 million tons (14.6 percent), plastics 19.8 million tons (9.5 percent), metals 15.8 million tons (7.6 percent), food 14.1 million tons (6.7 percent), glass 13.3 million tons (6.3 percent), and other 34.2 million tons (16.4 percent).

Type of Process and Capacity - Competitive answers to MSW

     Generally, WTE facilities can be divided into two process types: mass burn and refuse-derived fuel (RDF). Mass burn facilities process raw waste; it is not shredded, sized, or separated before combustion. Very large items such as refrigerators or stoves and batteries/hazardous waste materials are removed before combustion. Noncombustible materials such as metals can be removed before or after combustion, but they are usually separated from the ash with magnetic separators. The waste is usually deposited in a large pit and moved to furnaces with overhead cranes.

     Combusting waste usually reduces its volume by approximately 90 percent. The remaining ash is buried in landfills. The ash is divided into two categories: bottom ash and fly ash. Bottom ash is deposited at the bottom of the grate or furnace. Fly ash is composed of small particles that rise during combustion and are removed from the flue gases with fabric filters and scrubbers. Fly ash is usually considered to be the more significant environmental problem.

     Waste is preprocessed at RDF facilities. Noncombustible materials are removed, increasing the energy value of the fuel. The extent to which noncombustible materials are removed varies. Most systems remove metals with magnetic separators; glass, grit, and sand may be removed through screening. Some systems utilize air classifiers, trommel screens, or rotary drums to further refine the waste.

     Modular facilities are small mass burn facilities; they are usually prefabricated and shipped fully assembled or in modules to the construction site. Mass burn waterwall facilities are usually custom-designed and constructed at the site. Waterwall furnaces contain closely spaced steel tubes that circulate water through the sides of the combustion chamber. The energy from the burning waste heats the water and produces steam. Some waterwall facilities also use rotary combustors to rotate the waste, resulting in more complete combustion.

     The overall majority of WTE facilities employ mass burn processes. Of the 101 facilities reporting the type of process employed in 1996, 86 were mass burn facilities and 15 were RDF facilities. Two of the mass burn facilities codisposed their waste with sludge. Although only 22 percent of the facilities were of the smaller modular type, 6 of the 13 facilities located in the North Central region were modular . Over half of the facilities were of the mass burn, waterwall type. More than 40 percent of the facilities are located in the Northeast and another one-third in the South. Only 22 percent are located in the West and North Central regions, where landfill space is relatively less scarce.

     The average capacity of U.S. WTE facilities is almost 1,000 tons per day. RDF facilities, on average, have more than twice the capacity of mass burn facilities (almost 1,900 tons per day versus 850 tons per day). The facilities in the Northeast and South regions have an average capacity greater than 1,000 tons per day. The average capacity of the facilities in the North Central and West regions is between 700 and 800 tons per day (Table 11). Modular facilities are by far the smallest, ranging from an average of 89 tons per day in the North Central region to 256 tons per day in the Northeast.

Primary Energy Form

     Over 80 percent of the 102 facilities produce electricity. Twenty of the 84 facilities that produce electricity cogenerate steam and electricity. Only 18 of the facilities produce just steam; 12 of those facilities are modular. None of the RDF facilities produce steam only, compared with more than half of the modular facilities, most of which are older facilities.

     In recent years most of the installations have generated electric power. The guaranteed market for electricity under PURPA minimizes the financial risk for facilities generating electricity. This condition could change if electricity prices drop as a result of restructuring in the electric utility market.

Air Pollution Control Equipment

     Various types and designs of air pollution control equipment are used by most WTE facilities. Dry scrubbers and baghouse filters used in combination are more efficient than most electrostatic precipitators in removing acid gases and particulates from stack gases. Nitrogen oxide and mercury emissions must also be controlled in most regions of the United States. Modular facilities that have exclusively used after-burn or two-chamber combustion systems can no longer rely on those systems for adequate pollution prevention in many parts of the United States. As a result, some have been retrofitted. Others have permanently closed down.

Participants

Waste-to-Energy Facilities

     As of the fall of 1996, there were 102 WTE facilities marketing energy in the United States. The number of facilities has declined by more than 10 percent during the past few years. Most of the WTE facilities in the United States are located in the East, where landfill space is the most scarce. WTE capacity has declined by approximately 2 percent over the last year or so, from almost 101,000 tons per day to approximately 99,000 tons per day.

     Almost half (48) of the WTE facilities in the United States are privately owned; 3 are joint public/private ventures; and the remainder are publicly owned. Twenty-five of the facilities owned by the public sector are operated by private sector. Thus, 70 percent of all U.S. WTE facilities are operated by the private sector.

Trends in Municipal Solid Waste Generation

     The generation of MSW has increased from 88 million tons in 1960 to 209.1 million tons in 1994. During that time, per capita generation of MSW increased from 2.7 pounds per person per day to 4.4 pounds per person per day. Per capital generation is expected to remain constant through 2000, when total MSW generation is expected to 223 million tons.

     In 1960, approximately 30 percent (27 million tons) of MSW generated was incinerated, most without energy recovery or air pollution controls. During the next two decades, combustion declined steadily, to 13.7 million tons by 1980, as old incinerators were closed. Less than 10 percent of the total MSW generated in 1980 was combusted. With the enactment of the Public Utility Regulatory Policies Act of 1978, (PURPA) and the emergence of a guaranteed energy market, combustion of MSW increased to 31.9 million tons or 16 percent of generation by 1990. All of the major new waste-to-energy facilities are designed with air pollution controls and have energy recovery. During the 1990s, the absolute amount of MSW combusted and converted into energy remained fairly constant, although the share declined slightly. By the year 2000, the amount of MSW combusted is expected to reach 34 million tons.

PCE differentiates from alternative MSW solutions

     At present, approximately 57% of Municipal Solid Waste is placed in landfills while 16% is used in combustion and 27% is recovered. What is important to note here is that of the estimated 16% of MSW which burned or used in combustion, produces two grades of ash which must then be buried at the landfill.

                                (GRAPHIC OMITTED)


     The reasons for the predominate use of landfills is understandable when considering the trend in tipping fees. Note the tipping fees for waste-to-energy facilities have grown to in excess of $62 per ton while the tipping fees for landfill disposal of MSW have remained constant since 1994 at approximately $31 per ton.

                                (GRAPHIC OMITTED)


     The most practical entry into the MSW marketplace, as it relates to the Company's Environmental Solution as delivered through TTL's Village Concept is by focusing on the use of Landfill for municipal solid waste. This becomes clear when considering the large market share currently held by Landfill and the many negative factors which accompany this type of MSW disposal.

                                (GRAPHIC OMITTED)

     MSW contains significant portions of organic materials that produce a variety of gaseous products when dumped, compacted and covered in landfills. Anaerobic bacteria thrive on the oxygen-free environment resulting in the degradation of the organic materials and the production of primarily carbon dioxide and methane. Carbon dioxide is likely to leach out of the landfill because it is soluble in water. Methane, on the other hand, which is less soluble in water and lighter than air, its likely to migrate out of the landfill. Of interesting note is a type of gas called Landfill gas or LFG.

     In the United States, there are 133 facilities that convert landfill gas into energy at landfill sites that are either operational or temporarily shut down. The LFG-to-energy facilities appear to be evenly distributed throughout the regions of the country. The West region has the largest number, followed by the Northeast, North Central and South. Almost on-third of all the facilities are located in California and New York has the second largest number. The first LFG-to-energy facilities began operations in 1979 and approximately 70 percent of the 133 facilities that are in existence today began operation during the 7 year period 1984 to 1990.

     To collect LFG, wells are usually drilled 30 to 100 feet into a landfill. Key characteristics of a landfill that determine the amount of gas available include the type and compactness of the refuse buried, the length of time is has been burned and the amount of rainfall in the area.

     Historically, LFG has been collected and flared at sites because it was uneconomical to convert to energy. Energy application include the use of low to medium Btu gas to generate electricity or as a boiler fuel. The LFG can also be upgraded for use in natural gas pipelines and small amounts of LFG are used for soil remediation or synthetic fuels.

     Most LFG-to-energy facilities create medium-Btu gas by filtering out particulate matter and removing water vapor. This gas has an energy value of approximately 500 Btu per cubic foot. Pipeline-quality gas (100 percent methane) can be created by further refinement to remove most of the carbon dioxide and other contaminants. However, in recent years the percentage of facilities producing pipeline-quality gas has declined as a result of low natural gas prices.

     Approximately 75 percent of the LFG-to-energy facilities in the United States produce electricity. Prices for the sale of electricity from LFG plants in 1994 were reported for 82 facilities (existing and planned). The average prices (in cent per kilowatthour) were 6.81, 5,76, 4.98 and 4.39 in the West, Northeast, South and North Central regions, respectively. Many of the facilities receive peak and off-peak rates.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     Results of Operations for the Year Ended December 31, 1998

     The following discussion and analysis should be read in conjunction with the financial statements and related notes, as well as the discussion in the Form 10-KSB/A, which provide additional information concerning the Company's financial activities and condition.

Overview:

     Toups Technology Licensing, Incorporated ("TTL" or "The Company) business purpose is commercializing late-stage technologies, which are acquired through license agreements and acquisitions. The Company's technologies and acquisitions to date are in the energy, environmental, natural resource and healthcare market segments. At the end of 1998, the Company was comprised of nine divisions, six of which earned revenues during 1998. During the second quarter, 1999, the Company consolidated its nine divisions into three major divisions:
Environmental Solutions, Manufactured Products and E-Commerce.

Results of Operations

Fiscal Year Ended December 31, 1998, Compared to Fiscal Year Ended December 31, 1997

     Sales for 1998 were $2,221,709, an increase of $1,877,560 or 546% from $344,149 in 1997. The increase in revenues was attributable to the market launch and acceptance of the Company's BORS Lift units during the Fourth Quarter of 1998, as well as sales growth in the TTL Manufacturing division, formerly Advanced Micro-Welding, Inc. ("AMW"). AMW was accounted for as a pooling of interest by TTL during April 1998. Since TTL did not commence operations until November 1997, figures for the year ended December 31, 1997, reflect less than a full year's transactions (the subsidiary accounted for by the pooling of interest method reflect the full year's transactions for the year ended December 31, 1997). The Company made two other acquisitions during 1998: Brounley Engineering & Associates, Inc. ("Brounley") and InterSource Health Care, Inc. ("InterSource"), both of which were accounted for by the purchase method of accounting for a business combination. Accordingly, the accompanying statements do not reflect revenues or expenses related to the acquisition prior to the closing dates of September 30, 1998 and November 30, 1998, respectively.

     Gross profit for 1998 was $825,751 or 37% of revenues, which was down from $141,460 or 41% of revenues for 1997. The slight decrease in gross profit as a percentage of revenues in 1998 was the result of the profit margin of the in-house manufactured BORS Lift during its product introduction.

     The Company's selling, general and administrative (SG&A) expenses of $5,985,169 were comprised of development expenses, salaries, consulting services, and other operating costs in 1998, up from $126,631 during 1997. As a percentage of revenues, SG&A increased to 269% in 1998 up from 37% in 1997. SG&A expenses increased in 1998 to support further technology development, new product introductions and future business expansion. In 1998, $3,580,123 or 60% of SG&A expenses were non-cash expenses paid for through capital stock issued for services to further the Company's technologies. The Company used its capital stock for 60% of total SG&A expenses to further its development and preserve cash.

     The Company incurred increased personnel expenses and development costs to build its infrastructure, assembling a team of engineers, scientists and other professionals, and prepare its technologies for market applications. During
1998, the Company completed its independent testing for AquaFuel market applications and scalability results including its first production-unit contract for the Dominican Republic. In addition, the Company completed field tests of BORS Lifts and began full-scale production placing 100 units in the field, developed applications for its tire recycling process technology, completed design for and began production of Tunnel-Bat units, completed the acquisition of AMW, Brounley and InterSource and furthered discussions with potential acquisition candidates, as well as candidates for technology licenses that fit with the Company's business purpose.

     As a result of these activities, the Company had a 1998 operating loss of $5,159,418, a decrease from an operating profit of $14,829 for 1997.

     Net interest expense for 1998 was $14,613, up from ($543) in 1997. Interest expense related to borrowings of wholly-owned subsidiaries.

Liquidity and Capital Resources

     Net cash used by operating activities of $2,418,348 related primarily to the Company's operating loss less the capital stock issued for services and the increase in accounts receivable and inventories from BORS lifts sales in the fourth quarter of 1998. The Company, however, had a net working capital surplus of $1,545,580 at year end, an increase of $1,447,469 from December 31, 1997. The increase in working capital was principally the result of an increase in accounts receivable resulting from Fourth Quarter BORS Lift sales and financing activities through the issuance of $3.8 million in common stock through private equity offerings. At December 31, 1998 the Company had $5,685,185 in assets and $3,733,143 in stockholders' equity up from $275,611 and $155,694 respectively at December 31, 1997.

     As of December 31, 1998, the Company had $49,574 drawn on a $50,000 bank line of credit for InterSource and $388,237 in capital leases for TTL Manufacturing. The Company had no other bank financing or other debt obligations outstanding other than trade payables, accrued expenses, and other expenses due during the normal course of business.

     Through the acquisitions of AMW, Brounley and InterSource the Company has significant production capabilities available without the requirement for large plant and equipment capital expenditures. The InterSource acquisition added in excess of $2 million in fair market value of equipment purchased and refurbished by InterSource under its facility lease. The equipment remained from the facility's former tenant, a large defense contractor, and included computers, milling equipment, lathes, shelving and storage units, precision welding equipment and other production machinery. InterSource held this equipment for resale but TTL has chosen to maximize the equipment through internal utilization. This equipment combined with AMW's, Brounley's and InterSource's technical resources will allow TTL to fully utilize its development and production capabilities 1999.

     The Company has also completed agreements for two financing offerings subsequent to year end for a total of $2,250,000. The financings are structured as $1,500,000 subordinated convertible Note and $750,000 convertible preferred stock. The proceeds of the sale of these offerings are available for capital expenditures related to technology development costs, future acquisitions, working capital, and general corporate purposes.

     The Company believes its existing cash, together with projected cash flows from operations and the availability of future equity and/or offerings, will be sufficient to meet the Company's cash requirements in 1999.

     The Company recognizes revenues under the accrual basis of accounting where revenues are recognized when earned. Revenues are considered earned when product has been shipped. The Company accounts for all of its operating subsidiaries in this manner.

     At fiscal year-end 12-31-98, the Company had $1,768,999 in accounts receivable which represents 80% of total sales at that time. The accounts receivable were derived primarily from sales of our Balanced Oil Recovery System Lift in the fourth quarter of 1998. For certain BORS customers, the Company carries 90-day terms. The Company considers all of its accounts receivable to be collectible. However, the Company has recorded a $74,237 write-off for doubtful accounts for the year ending December 31, 1998. The Company does not anticipate this condition to continue in future years for two reasons: (i) the BORS was a development product for the first three quarters of 1998. For that reason, meaningful sales did not begin until the fourth quarter and (ii) 1998 was a development-stage year for the Company and we are already seeing a maturing of our divisions and expect our accounts receivable to reflect this balance as a percentage of total sales for this year.

     The Company did not consider segment reporting to be either cost effective or practical at year end 1998. Up to this point, the Company has not used segment reporting for internal use. At the close of 1998, the Company's "divisions" were aggregated with revenues primarily derived from manufacturing operations. Further, those "division" which out of this realm (InterSource) were not a part of the Company until the end of the year. The Company intends to use the segment accounting approach for its annual audit for the period ending December 31, 1999.

     As a part of its joint-venture project, the Company is obligated to issue 2,000,000 of its unregistered common stock to the President of AquaFuel-Dominicana and such shares shall become fully vested upon formalization and initial payments relating to the Company's joint-venture agreement. The Company anticipates these shares will all become fully vested during the course of 1999. When said shares become fully vested, the Company shall account for such shares strictly according to their fair market value at date of issuance. "Fair market value" is an amount equal to 100% of the cash-price received by the Company for any stock sales or 100% of the average closing "bid" price of the Company's shares for the thirty-days immediately preceding the issuance/vesting of such shares.

     Dominican Republic Joint-Venture Update Report. The Company entered a joint venture agreement with parties in the Dominican Republic during December, 1998. The folowing summarizes the various activities surrounding the joint venture since that date.

December, 1998 TTL enters joint-venture with Compania de Luz y Fuerza de las Terrenas to construct and operate AquaFuel production plants and AquaFuel electric power generation facilities in the Dominican Republic. Luz y Fuerza, headquartered in Santo Domingo, Dominican Republic, is a consortium of entities organized to privatize the delivery of electric power throughout the country.

January 4, 1999 Announcement of the joint-venture where TTL states the first Dominican AquaFuel production plant will be built according to a 15-month feasibility and development schedule. The Company states design and engineering has begun and the first-ever commercial AquaFuel production unit will be completed by May, 1999. The unit is to be designed to produce up to 4,000 cubic feet per hour of AquaFuel gas.

January 20, 1999 Equipment contract awarded. TTL announces the selection of 16-year old, Alabama-based Dixie Arc to design the first AquaFuel commercial unit able to produce a minimum of 4,000 cubic feet of AquaFuel per hour on a continual basis. The device, called the Dixie Arc Clean Arc Furnace System, will combined the proven Dixie Arc furnace technology with a pressurized gas production apparatus.

February 3, 1999 State-side Technology validation. The following members of the Dominican Republic government attend a TTL-sponsored three day visit to validate the technology. In attendance were Ing. Ernesto Reyna, Asesor Ambiential del Presidente (equivalent to the director of the US Environmental Protection Agency); Ing. Radhamas Lora, Colonel, General Director of Forestry; Bolivar Rodriguez, Director of Industry. Also in attendance for the validation were officers and directors of AquaFuel-Dominicana including John Rivera, President of AFD and Isaias Arbaje, Vice-President of AFD and former sub-secretary of agriculture for the Dominican Republic.

     At the conclusion of the validation visit, TTL video-taped all three Dominican Republic officials as they enthusiastically endorsed the AquaFuel technology.

March 22-26, 1999 Dominican Republic-based technology validation. TTL executives and technicians present the AquaFuel equipment and technology to a group of over 200 Dominican Republic dignitaries including members of their government, academia and industry. The Company held the validation presentation at the Universidad Dominicana O & M, Av. Independencia 200, Centro de los Heroes de Constanza, Santo Domingo, Republica Dominicana.

     The Company's technology was further validated at this meeting for use within the Dominican Republic.

April 27, 1999 What began as the Dixie Arc Clean Air Furnace System evolved in our patent-pending AquaFueler Auto 1500 which incorporates significant advances over demonstration and prototype equipment including the use of AC (alternative current) and new voltage regulation techniques. The device also introduces a new automated carbon rod management system where three rods are applied to a common electrode mantel using precise hydraulic computer control.

May 11 1999 Use of surfactant increases output from 1500 to 3000 cubic feet per hour. The Company's Hot Plasma Destructive Distillation process (using the AquaFueler 1500) adds a non-ionic surfactant to the contaminant in a proprietary mixture, boosts AquaFuel's power as estimated by the Company to 1,000 btu/cubic foot.

May 18, 1999 TTL is notified and agrees that the "best first use" of the alternative fuel technology would be in fulfillment of certain utility needs for a planned 2,500 home Public Urban Development scheduled for construction starting August, 1999.

June 16, 1999 TTL submits bid proposal to construct a 400-ton per day pyrolytic carbon extraction plant.

     The selection of our PCE technology verse our AquaFuel technology for this first plant is due in part to the out-dated equipment throughout the Dominican Republic. AquaFuel would require reconfiguration of existing Dominican Republic equipment. However, as our Phoenix 777 is more similar to natural gas, it can be engaged to operate the existing Dominican Republic equipment without significant alternation thus allowing TTL to meet the immediate requirements of the Dominican Republic Public Urban Development.

     The Company announced its patent-pending PCE equipment on June 21, 1999. The PCE equipment recycles all forms of liquid and solid hydrocarbon waste into a high Btu gas dubbed Phoenix 777 and carbon black.

     Ground Breaking The PUD is estimating to install the first pre-fabricated home during August 1999 and thereafter to assemble the pre-fab homes at the rate of 10 per day through completion of 2,500 homes.

By  virtue  of  our  AquaFuel-Dominicana   joint-venture  agreement,  TTL  would
thereafter derive revenues:

(i)  From the design and construction of the PCE plant;
(ii) 49% of all proceeds derived from the sale of the fuel either as a gas or through the sale of electricity.
(iii)Although not originally planned, by virtue of the wide array of waste able to be processed through our PCE equipment, the Company will also earn 49% of all "tipping" fees associated with waste management.

Summary

     On January 4, 1999, the Company estimated it would take approximately 15 months for project development. Based on the immediacy of both our PCE equipment and the needs of the Dominican Republic based Public Urban Development, we now revise our estimations and believe we will be deriving revenues starting in the September - October, 1999 time frame. If successful, this would represent only 9 to 10 months from execution of agreement to revenues versus the previous estimation of 15 months.

     As a part of its joint-venture agreement, the Company will negotiate a license agreement for the exclusive rights to commercialize AquaFuel in certain geographic areas. At this time, the Company has not negotiated any of the specific terms to such an exclusivity and cannot estimate what, if any, additional obligations would be incurred by either party.

     During 1998, the Company issued 5,602,697 unregistered, restricted shares of its stock to attract and retain key employees, to acquire various license agreements, to make acquisitions and for other developmental needs. These shares were valued at $728,351 ($.13 per share) based on restricted liquidity, lack of profitable operations and unproven marketability of several licensed technologies. After further review, it has been determined that a more reasonable value for these shares would be one in closer proximity to sales to others for similar shares, reduced for a lack of liquidity discount. Based on this approach the Company has determined that the shares should be recorded at $.639 per share. This change in value requires an additional, non-cash charge to 1998 general and administrative compensation of $2,851,772. This increases the Company's 1998 loss from $2,187,994 ($0.1798 per share) to $5,174,031 ($0.45 per share).

     Further, the balance sheet impact of the additional non-cash compensation expense and the exchange in accounting for the Brounley acquisition increases additional paid-in capital from $5,484,590 to $8,892,522 and decreases Retained Earnings (Deficit) from ($2,146,369) to ($5,181,596). The overall change to the Stockholders' Equity section of the balance sheet is an increase of $372,345.

     Additionally, upon review it has been determined that the issuance of shares of the Company's common stock to certain officers and directors described above (since rescinded, see Note 19), fails to meet the standard of being routine or systematic in nature. Although the Company does not believe that such issuances were "in contemplation" of any business acquisition, it has been unable to sustain the burden necessary to support that belief. As such, they constitute an alteration of equity interest which precludes the use by the Company of pooling of interest accounting for the acquisition of Brounley. The Company has therefore restated its financial statements to employ the purchase method of accounting for the acquisition (see Audited Financial Statements, Notes 2 and 18).

     Of the 5,602,697 unregistered shares, 1,950,000 were issued to Officers and Directors in lieu of compensation. In light of the higher valuation and inherent tax consequences, the Company's officers and Directors have opted to convert the issuance of these shares to treasury shares in exchange for an option for the purchase of these 1,950,000 unregistered shares. The option rights will provide for the exercise of these options anytime during a three-year period following the issuance of the option.

     Under the terms of the proposed options, the recipient would be entitled to acquire unregisterd shares of the Company's common stock at a price equal to the "fair market" price which, for these purposes, is computed by taking an average of the closing bid price for the five days preceeding the issuance of the options. The option exercise price will then be fixed at 100% of the "fair market" price as described above on date of issuance. As the Company intends to issue the options at 100% of the fair market value without discount of any type, in the event any of the options are exercised, there would be no compensation expense.

     Had the Company issued options versus the shares, the Company would have been required to record the issuance of only 3,652,697 shares at the rate of $0.639 per share or a total charge to earnings of $2,334,073, an increase of $1,605,722 above the previously reported $728,351. Therefore, had the Company been allowed to value the issuance of options versus the issuance of shares, total losses for the year-ending December 31, 1998 would have been ($3,927,981) or ($0.34) per share on a weighted average basis or ($0.177) per share based on the number of shares outstanding at December 31, 1998.

Forward Looking Statements

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on management's estimates, assumptions, and projections. Major factors that could cause results to differ materially from those expected by management include, but are not limited to: the timing and nature of independent test results; the nature of changes in laws and regulations that govern various aspects of the Company's business; retention and productivity of key employees; the availability of acquisition candidates and proprietary technologies at purchase prices the Company believes to be a fair market; the direction and success of competitors; management retention; and unanticipated market changes.

Year 2000 Compliance

     The Company has completed a prelimanary assessment concerning Year 2000 issues and has determined that its technologies, manufacturing factilites and internal operatins will not be impacted or affected. The Company made no material expenditures in 1998 with regard to Year 2000 issues and anticipates that expenditures in 1999 will have no material effect to its results of operations and capital resources. In addition, the Company's stock transfer agent, Continental Stock Transfer % Trust Company, has been certified as Y2K compliant

DESCRIPTION OF PROPERTY

     The Company's headquarters and manufacturing facility occupies approximately 50,000 (fifty-thousand) square-feet within the 96-acre Pinellas Science Technology and Research Center ("STAR Center") located at 7887 Bryan Diary Road, Largo, Florida.

     Formerly used by Lockheed Martin Specialty Components, Inc. as a provider for the Department of Energy ("DOE"), the STAR Center has been converted into a technology incubator for engineering firms and specialty manufacturers. The STAR Center is a 739,873 square-foot complex, comprised of 17 separate buildings; a 150,000 square-foot, 16-foot high bay manufacturing area, and approximately 100 separate areas, including laboratories, production space and offices.

     The Company also maintains a 10,000 square-foot facility wherein is housed its AquaFuel(a) division. The Company also maintains an engineering, installation and field service office in Claremore, Oklahoma and a national sales office in Garden City, Kansas relating to its BORS device.

     The Company does not invest in real estate or real estate mortgages, nor does the Company invest in the securities of or interests in persons primarily engaged in real estate activities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Michael Toups, who serves as the Company's Chief Financial Officer and as a Director, is the son of the Company's President and Chairman of the Board, Leon H. Toups.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Since activation of operations in November, 1997, the Company has provided for its venture funding requirements through sales of its securities at prices ranging from $0.62 to $1.25 per share. As a result of these sales, the Company issued securities to various persons and firms and all such securities were acquired directly from the Company in transactions not involving any public offering. All securities were sold in reliance on Section 4(2) of the Securities Act of 1933. All purchasers executed a Subscription Agreement indicating they have such knowledge and experience in financial and business matters that either alone or with a purchasers representative, are capable of evaluating the merits and risks of the investment.

     The Company has not relied on an underwriter or similar person in the course of selling its securities or the subsequent trading thereof. The Company has made use of its securities counsel, independent auditor and independent transfer agent as needed. As a part of its Private Placement Memorandum used by the Company for the initial sale of its securities during late 1997, TTL undertook certain specific steps necessary to effect a public trading market. The following relates to the tasks completed, which relate to the Company's undertakings assured in the initial sales of its securities.

EXECUTIVE COMPENSATION

     The following table depicts all-plan and non-plan compensation awarded to, earned by or paid to the named executive officer of the Company for the period indicated:

                                          Annual         Long Term
                                       Compensation     Compensation
        (a)                   (b)      (c)       (d)       (e)
                                                        Restricted
                                                          Stock       Total
Name and Principal                   Salary     Bonus    award(s)  Compensation
Position                    Year      ($)        ($)       ($)         ($)
Leon H. Toups               1998    $63,666       $0       $0        $63,666
President
Chief Executive Officer

Mark Clancy                 1998    $62,997       $0       $0        $62,997
Executive Vice President
Corporate Secretary

Michael P. Toups            1998    $61,958        $0       $0       $61,958
Vice President, Finance
Chief Financial Officer

Jerry Kammerer              1998(f) $48,000        $0        $0      $48,000

(a) All named executive Officers have served in their respective capacities since formation of the Company during July 1997 except Mr. Kammerer who served through August, 1998.
(b) The Company was incorporated during July 1997. The Company activated operations on November 1, 1997 and all three current officers were compensated at the rate of $3,000 per month for the months of November and December, 1997.
(c) Any increase in Officer compensation would be predicated on prevailing industry standards and the existing financial situation of the Company. The Board of Directors may authorize an increase in the compensation of the Company's executive officers without a vote of Shareholders.
(d) The Company did not make any bonus cash payments to its executive officers since inception except a Christmas bonus equal to one weeks salary which was also given to all of the Company's employees. However, the Company may, in the future, develop programs which may include bonus payments.
(e) During 1998, 1,950,000 unregistered common shares were issued to Officers and Directors in lieu of compensation. The shares were originally valued at $0.13 and subsequently valued at $0.639 as more fully described in the section herein marked Management's Discussion and Analysis. In light of the higher valuation and inherent tax consequences, the Company's officers and Directors have opted to convert the issuance of these shares to treasury shares in exchange for an option for the purchase of these 1,950,000 unregistered shares. The option rights will provide for the exercise of these options anytime during a three-year period following the issuance of the option. Under the terms of the proposed options, the recipient would be entitled to acquire unregisterd shares of the Company's common stock at a price equal to the "fair market" price which, for these purposes, is computed by taking an average of the closing bid price for the five days preceeding the issuance of the options. The option exercise price will then be fixed at 100% of the "fair market" price as described above on the date of issuance. As the Company intends to issue the options at 100% of the fair market value without discount of any type, in the event any of the options are exercised, there would be no compensation expense.
(f) Mr. Kammerer served as a Director and as the Company's Vice President, Business Development from January through August, 1998.

     The Company does not compensate its Directors for their participation.

                                    Part F/S

                      Harper, Van Scoik & Company, L. L. P.

                          INDEPENDENT AUDITORS' REPORT




Board of Directors and Stockholders
Toups Technology Licensing, Incorporated
   and Subsidiaries
Largo, Florida

     We have audited the accompanying consolidated balance sheets of Toups Technology Licensing, Incorporated and subsidiaries (the Company) as of December-31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toups Technology Licensing, Incorporated and subsidiaries as of December-31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


February 2, 1999 (except for paragraphs 3, 4 and 7
   of Note 2 and Notes 17-20 as to which the date is June 21, 1999)

Harper, Van Scoik & Company, L. L. P.
A WORLDWlDE ORGANIZATION OF ACCOUNTlNG FlRMS AND BUSlNESS ADVlSORS


                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997



                                                                      1997
                                                        1998        (Note 2)

                                     ASSETS


    Current assets:
      Cash                                            $772,080      $74,636
      Accounts receivable - trade (net of allowance
       of $74,237 and $5,000, respectively)          1,768,999       82,940
      Inventories                                      542,655            -
      Prepaid royalties                                 89,000       11,000
      Other current assets                               2,776            -

                   Total current assets              3,175,510      168,576

      Property, plant and equipment:
        Property, plant and equipment                2,170,072      136,460
        Less: Accumulated depreciation
         and amortization                              152,159       39,620

           Net property, plant and equipment         2,017,913       96,840

        Other assets:
         Goodwill, net of amortization of $19,597      372,345            -
         Security deposits                              31,932        5,000
         Related party receivables                      87,485             -
         Other assets                                        -         5,195

             Total other assets                        491,762        10,195

                   Total assets                       $5,685,185    $275,611


                 See Notes to Consolidated Financial Statements.

                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997



                                                                      1997
                                                       1998         (Note 2)

                      LIABILITIES AND STOCKHOLDERS' EQUITY


          Current liabilities:
             Accounts payable and accrued expenses  $1,391,826      $ 46,141
             Royalties payable                          42,843             -
             Income taxes payable                       40,562             -
             Deposits                                   39,000             -
             Current portion of capital lease           66,125        24,324
          obligations
             Line of credit                             49,574              -

                   Total current liabilities         1,629,930         70,465

          Long-term debt:
             Capital lease obligation,
               net of current portion                  322,112         49,452

                  Total liabilities                  1,952,042        119,917


          Stockholders' equity:
             Capital stock                              22,217          9,130
             Additional paid-in capital              8,892,522        146,537
             Retained earnings (deficit)            (5,181,596)            27

                   Total stockholders' equity         3,733,143        155,694


          Total liabilities and
           stockholders' equity                       $5,685,185     $ 275,611



                 See Notes to Consolidated Financial Statements.

                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  For the year ended December 31, 1998 and 1997

                                                             1997
                                         1998               (Note 2)

Revenue                           $   2,221,709            $  344,149

Cost of goods sold                    1,395,958               202,689
                                      ---------               --------
Gross profit                            825,751               141,460

General and administrative expenses   5,985,169               126,631
                                      ---------               --------
Total operating earnings (deficit)   (5,159,418)               14,829

Other income (expense):
   Interest income                         6,621                  543
   Interest expense                      (21,234)                   -

         Total other income (expense)    (14,613)                 543
                                      -----------            --------
Net income (loss)                     $(5,174,031)           $ 15,372
                                      ===========            ========
Weighted average number of
   shares outstanding (Note 1)         11,492,162            8,881,751

Net income (loss) per share                 $(.45)              $.0017
                                            =====               ======


                See Notes to Consolidated Financial Statements.

                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 For the years ended December 31, 1998 and 1997


                                    Common    Additional    Retained
                         Number      Stock      Paid-In     Earnings
                        Of Shares   (At Par)   Capital      (Deficit)   Total


Balance,
December 31, 1996
(Note 2)                  500,000    $   500   $26,182       $46,697    73,379

Issuance of common stock
 upon inception         8,250,000      8,250         -             -     8,250

Stock issued for:
 Services                 100,000        100         -             -       100
 Cash                     160,000        160    99,840             -   100,000
 Rent                     120,000        120         -             -       120

Net income  for the year
 ended December 31, 1997        -           -         -       15,372    15,372

Distributions to shareholders   -           -         -      (41,527)  (41,527)

Balance,
 December 31, 1997
  (Note 2)              9,130,000       9,130    146,537           27  155,694

Stock issued for:
 Services               5,602,697       5,603  3,574,520            - 3,580,123
 Cash                   5,381,361       5,381  3,844,897            - 3,850,278
 Acquisitions           2,103,241       2,103  1,326,568            - 1,328,671

Net loss for the year
ended December 31, 1998        -            -         -  (5,174,031)(5,174,031)

Distributions to shareholders  -            -         -      (7,592)    (7,592)

Balance,
 December 31, 1998    22,217,299      $22,217  8,892,522 (5,181,596)  3,733,143


                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the years ended December 31, 1998 and 1997



                                                                     1997
                                                          1998     (Note 2)

Cash flows from operating activities:
   Net income (loss)                                   $(5,174,031)    $15,372

   Adjustments to reconcile net income (loss) to net
      cash provided (used) by operating activities:
         (Gain) loss on sale of assets                           -          -
         Depreciation and amortization expense              96,219     10,709
         Bad debt expense                                   76,312      5,000
         Capital stock issued for services               3,580,123      8,470
         (Increase) decrease in accounts receivable     (1,492,893)   (64,537)
         (Increase) decrease in inventories               (365,147)         -
         (Increase) decrease in other current assets        (2,076)         -
         (Increase) decrease in security deposits          (26,932)     (5,000)
         (Increase) decrease in prepaid royalties          (78,000)    (11,000)
         (Increase) decrease in other assets                 5,195      (5,195)
         Increase (decrease) in accounts payable           570,102      45,952
         Increase (decrease) in royalties payable           42,843           -
         Increase (decrease) in accrued expenses           350,218          74
         Increase (decrease) in income taxes payable        (3,198)          -
         Increase (decrease) in other current liabilities    2,917           -

         Net cash provided (used) by operating activities(2,418,348)     (155)

Cash flows from investing activities:
   Acquisition of cash from investing                       14,610          -
   Acquisition of property, plant and equipment           (498,794)   (10,159)
   Proceeds from sale of equipment                               -          -
   Loans to related parties                                (18,428)         -
   Loans to subsidiary prior to acquisition               (164,297)         -

         Net cash used by investing activities            (666,909)   (10,159)

Cash flows from financing activities:
   Distributions to stockholders                            (7,592)   (41,527)
   Proceeds from the sale of capital stock               3,850,278    100,000
   Repayments on line of credit                             (4,600)         -
   Principal repayments on capital lease obligations       (55,385)    (4,197)
   Purchase of treasury stock                                    -          -

         Net cash provided by financing activities        3,782,701    54,276

Net increase in cash                                        697,444    43,962

Cash, beginning of year                                      74,636    30,674

Cash, end of year                                        $  772,080  $ 74,636

Supplemental Cash Flow Disclosures:
   Cash paid for interest                                 $   21,234  $ 1,903
   Cash paid for income taxes                             $    3,198  $    -

                See Notes to Consolidated Financial Statements.

                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

     Company - Toups Technology Licensing, Incorporated (Company), a Florida Corporation, was formed on July 28, 1997, and activated its startup operations on November 1, 1997 to facilitate market applications through the licensing of late-stage technologies primarily in the energy, environmental, natural resources and healthcare market segments. The Company selects proprietary products or devices within market segments which management perceives are not subject to rapid change and can be delivered to the marketplace within a three to six month period. The consolidated financial statements include the accounts of the Company and the following wholly owned subsidiaries. All material intercompany transactions have been eliminated.

Subsidiary's Name                          Business Activity
Advanced Micro Welding,
Inc(AMW) Advanced Micro Welding, Inc., a Florida Corporation, was formed on February 3, 1992. The Company's primary operations consist of custom metal fabrication and micro welding.

Brounley Associates, Inc.
(Brounley)                    Brounley Associates, Inc., a Florida Corporation,
                              was formed on February 23, 1994. The Company is engaged in the design, manufacture and sale of radio frequency (RF) generators.

InterSource Healthcare, Inc.
(InterSource)                 InterSource Healthcare, Inc., a Florida
                              Corporation, was formed on November 9, 1996.  The
                              Company sells and refurbishes medical equipment, provides services for medical facility development, and sells pharmaceutical products.


     Basis of Accounting - The accompanying consolidated financial statements are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to general accepted accounting principles.

     Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Inventories - Inventories are stated at the lower of cost (determined on a first-in, first-our basis) or market. Work-in-process and finished goods include material, labor and overhead.

     Comparability of Statements - Since Toups Technology Licensing, Incorporated did not commence operations until November 1997, amounts for the year ended December 31, 1997, reflect less than a full year's transactions (subsidiaries accounted for using the pooling-of-interest method reflect the full year ending December 31, 1997) and are not directly comparable with 1998 figures.

     Advertising - Advertising costs are charged to operations in the year incurred and totaled $66,756 and $1,522 for 1998 and 1997, respectively.

     Property, Plant and Equipment - All property, plant and equipment is recorded at cost. Depreciation, which includes the amortization of assets recorded under capital leases, is computed on the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs which do not increase the useful life of the assets are charged to operations as incurred.

     Allowance for Doubtful Accounts - The Company establishes an allowance for uncollectible trade accounts receivable based on historical collection experience and management's evaluation of collectibility of outstanding accounts receivable. The allowance for doubtful accounts was $74,237 and $5,000 as of December 31, 1998 and 1997, respectively.

     Income Taxes - Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Earnings (Loss) per Share - Earnings per share are computed by dividing net income (loss) by the weighted-average number of shares issued and outstanding during the reporting period. Shares issued or purchased during the period affect the amount of shares outstanding and are weighted by the fraction of the period they are outstanding.

2.  Acquisition of Businesses

                  Advanced Micro Welding, Inc.

     On April 1, 1998, the Company acquired all the common stock of Advanced Micro Welding, Inc. (AMW) in exchange for 500,000 shares of the Company's restricted common stock. AMW is engaged in micro welding and custom metal fabricating. The transaction has been accounted for as a pooling of interest and, accordingly, the consolidated financial statements for 1998 and 1997 have been restated to include all accounts and operations of AMW as if the acquisition had occurred at the beginning of the year presented.

     Unaudited net sales and net income of the separate companies for the period prior to the acquisition were:
                                                         March-31,
                                                    1998             1997

     Net sales:
      Toups Technology Licensing, Incorporated(1)$      -          $      -
      AMW                                          109,154          344,149

                  Total                           $109,154         $
     Net income (loss):
      Toups Technology Licensing, Incorporated   $(215,096)        $(40,413
                  AMW                                7,246           55,785

                        Total                  $  (207,850)         $15,372


(1)Toups Technology Licensing, Incorporated was a development stage company during all of 1997.

Brounley Associates, Inc.

     On October 1, 1998, the Company acquired all the common stock of Brounley Associates, Inc. (Brounley) in exchange for 900,000 shares of the Company's restricted common stock. Brounley is engaged in the design manufacture and sale of radio frequency generators throughout the United States and abroad. The transaction has been accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values.

     The follownig is a summary fo the assets purchased and liabilitis assumed in the acquisition of Brounley:

Assets acquired:
Cash                     $10,895
Accounts receivable      168,602
Inventory                163,577
Property and equipment    28,588
Other                        700
Goodwill                 391,942
                         -------
                         764,304

Liabilties assumed:

Accounts payable
 and accrued liabilities  58,887
Notes payable              4,600
Customer deposits         18,057
Income taxes payable      43,760
                         -------
                         125,304

Purchase price          $639,000

     The Company determined that there was no material difference between the carrying values (on Brounley's financial records) and the fair market value of the assets acquired and liabilities assumed, except for equipment which was valued at $28,588 an increase from its carrying values of $13,500. The increase in value was based on the Company's review of the equipment's age, condition, replacement cost and remaining use ful life. The excess of the purchse prie over net assets acquired has been recorded as goodwill. The Company is amortizing the goodwill on a straight-line basis over 5 years.

InterSource Healthcare, Inc.

     On November 30, 1998, the Company purchased 100% of the stock of InterSource Healthcare, Inc. (InterSource) by issuing 1,203,241 shares of restricted and unrestricted common stock . InterSource acquires and refurbishes used medical equipment for resale, sells pharmaceutical products and provides services for medical facility development. The Company's 1998 consolidated results include the operations of InterSource from the date of acquisition.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values.

     The following unaudited pro forma summary combines the consolidated results of the Company, InterSource and Brounley as if the acquisitions had occurred at the beginning of 1998 and 1997 after giving effect to certain pro forma adjustments, including, among other things, additional depreciation based on the fair value of equipment acquired and the estimated related income tax effect.


                                            1998             1997

In thousands, (unaudited)
      Net sales                          $4,134,161       $1,046,932
      Net income (loss)                 $(5,408,294)        (182,325)

     This pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations as they would have been if the Company, InterSource and Brounley had been a single entity during 1998 and 1997, nor is it necessarily indicative of the results of operations which may occur in the future.

Joint Venture

     Effective December 15, 1998, the Company entered into an agreement with Compania DeLuz Y Fuerza De Las Terrenas, C. por A. (Utility), a Dominican Republic utility company, to form the joint venture "Aqua Fuel(a)-Dominicana, SA". The ownership of Aqua Fuel-Dominicana will be 49% to Toups Technology Licensing, Inc. (TTL) and 51% to the utility.

     The purpose of Aqua Fuel-Dominicana is the construction and operation of an Aqua Fuel production facility which, at a minimum, is able to generate 1.653 gigawatts of electric power during a twenty year period.

     The agreement outlines a three-step approach to accomplish Aqua Fuel-Dominica's purpose, 1) a feasibility study of an Aqua Fuel generator with a capability of at least 4,000 CF/hr to run a 1,000 KW generator successfully and continuously for a period of two weeks and is scheduled to conclude no later than sixty days after the Aqua Fuel generator is installed in the Dominican Republic; 2) immediately after the completion of the Feasibility Study, the development of the blueprints and design for construction of the Aqua Fuel production facility shall commence and will be completed no later than 60 days thereafter; and 3) the construction of the plant shall commence immediately upon receipt of the drawings and materials being available in the Dominican Republic and is scheduled for completion within six months.

     TTL's capital contribution to Aqua Fuel-Dominicana will be the delivery of the Aqua Fuel technology and the equipment as required by the agreement, the Utility is required to fund all other capital needs of the joint venture. Additionally, the Utility is to find investors who will invest at least $500,000 in TTL, TTL is to issue 500,000 of its shares to the Utility and 2,000,000 shares to the president of Aqua Fuel-Dominicana for services during 1999.

4.  Concentration of Credit Risk

     The Company maintains cash deposits with a bank that include funds greater than the federally insured limit of $100,000. The cash balances in excess of the insured amounts were $650,765 at December 31, 1998 and $-0- at December 31, 1997. Management believes the Company is not exposed to any significant credit risk related to cash.

     The Company grants credit to its customers during the normal course of business and performs ongoing credit evaluations of its customers' financial condition. The Company maintains allowances for potential credit losses. The Company had sales to five customers that totaled approximately 83% of total sales for the year ended December 31, 1998. Additionally, three customers comprise approximately 96% of the December 31, 1998 accounts receivable - trade. The owners of the entities that comprise the three customers are minority shareholders of the Company.

5.  Inventories

    Inventories as of December 31, 1998 consisted of the following:

                                                         1998

               Raw materials                  $        455,357
               Work-in-process                          46,004
               Finished goods                           41,294

                        Total                  $       542,655


6.  Licensing Agreement Commitments

     The Company has entered into licensing agreements with three licensors. Amounts relating to these agreements recorded in the accompanying consolidated statements are as follows:

                                             Year ending December 31,
                                              1998             1997

               Prepaid royalties          $   89,000       $   11,000

               Royalties payable          $    42,843      $        -


     Royalty expense for the year ended December 31, 1998 and 1997 was $94,843 and $-0-, respectively. In exchange for the rights under these agreements, the Company has committed to pay the following:

   Year ending
     1999            $96,000
     2000             96,000

   Total            $192,000

6.  Licensing Agreement Commitments (Continued)

     In addition to the above, if the Company exercised its option to renew the licenses it will have future minimum royalties as follows:

               Year ending
                    2001                                 $        200,000
                    2002                                 $        250,000
                    2003                                 $        300,000
                    2004, and every year thereafter      $        400,000


7.  Property, Plant and Equipment

     Property,   plant  and  equipment,   at  cost,   and  related   accumulated
depreciation and amortization as of December 31, 1998 and 1997 are summarized as follows:

                                                     1998             1997

               Leasehold improvements              $ 96,999           $      -
               Office furniture and equipment       119,467                  -
               Machinery and equipment            1,505,517             58,487
               Equipment under capital leases       448,089             77,973

                                                   2,170,072           136,460
               Less: Accumulated depreciation
                and amortization                     152,159            39,620

                        Total                    $ 2,017,913           $96,840

8.  Related Party Transactions

     The  Company  has  the   following   receivables   from   officers   and/or
stockholders: 1998 Interest-free demand note - unsecured: Shareholders $ 85,263 Officers 2,222

            Total    $87,485


     For  the  year  ending   December  31,  1998,  the  Company  had  sales  of
approximately $1.7 million to entities owned by certain minority shareholders of the Company.

     The Company paid approximately $22,632 for employee leasing, $102,308 for rent, and $21,000 for consulting fees to Intersource prior to acquisition.

9.  Capital Leases

     The following is an analysis of the equipment under capital leases by major classes:

                                             1998             1997

  Machinery and equipment                 $448,089           $77,973
  Less: Accumulated depreciation            53,003             2,250

                        Total             $395,086           $75,723

     Amortization of leased equipment is included in depreciation expense and totaled $50,753 and $2,250 for the year ending December 31, 1998 and 1997, respectively.

     The following is a schedule by years of future minimum lease payments as of December 31, 1998 and 1997.
                                    1998             1997

                  1998           $20,503            $    -
                  1999           111,359             20,503
                  2000           118,403             20,503
                  2001           115,817             20,503
                  2002           101,541             10,773
                  2003            61,549                  -

  Total minimum lease payments   508,669            92,785

  Less: Amount representing
   interest                      120,432            19,009

  Present value of net
   minimum lease payments      $ 388,237           $73,776

     The present value of net minimum lease payments are reflected in the balance sheet as:
                                 1997         1998

Current portion of capital
 lease obligations materials   $66,125       $24,324
Capital lease obligations,
 net of current portion        322,112        49,452
                             $ 388,237       $73,776

10.  Line of Credit

     InterSource maintains a $50,000 bank line of credit with interest payable monthly at bank prime (current 8.75%) plus 2%. At December 31, 1998 and 1997, the amounts due were $49,574 and $-0-, respectively. The line of credit matures November 30, 1999. The line is secured by inventory and the personal guarantee of certain stockholders.



11.  Capital Stock

Common

     In 1998, the Company amended its Articles of Incorporation to authorize 50 million shares of common stock with a par value of $0.001 (one, one-thousandth dollar) per share. As of December 31, 1998 and 1997, there were 22,217,299 and 9,130,000 shares issued and outstanding, respectively. Of the 22,217,299 shares issued and outstanding at December 31, 1998, 6,034,056 shares are unrestricted and 16,183,243 shares are restricted as to the sale to other parties pursuant to the resale provisions of Sec. Rule 144. Of the 9,130,000 shares issued and outstanding at December 31, 1997, 170,000 shares are unrestricted and 8,960,000 shares are restricted as to the sale to other parties pursuant to the resale provisions of SEC Rule 144.

Preferred

     The Company is also authorized to issue 10 million shares of preferred stock having a par value of $1 per share. There were no preferred shares issued or outstanding at either December 31, 1998 or 1997.

12.  Operating Leases

     The Company has leases for buildings which are classified as operating leases. Total rent expense for all operating leases for 1998 and 1997 was $117,154 and $-0-, respectively.

     Future minimum lease payments under the noncancellable operating leases with initial or remaining terms of one year or more are as follows:

                  1999    $ 291,410
                  2000       63,718
                  2001      276,904
                  2002      265,414

                        $ 1,097,446

13.  Income Taxes

     The Company has cumulative net operating losses of approximately $2,300,000 and $40,413 at December 31, 1998 and 1997, respectively, which are expected to provide future tax benefits of approximately $782,000 and $8,085, respectively, for both Federal and State purposes. A valuation allowance for the entire benefit has been recognized as it is not reasonable to estimate when or if the benefit will be realized. These tax benefits expire beginning in 2012.

14.  Noncash Disclosures

     The following transactions were excluded from the statement of cash flows because they were not cash transactions.

 .    At inception the Company issued 8,250,000  shares to its organizers.  These shares of stock were recorded at a total of $8,250.

 .    In  addition  to the  commitments  described  in the  "licensing  agreement commitment" note. In 1997, the Company issued 165,000 shares of restricted stock to the licensors of the Company's three technologies. These shares were recorded at a total of $165.

 .    In  1997,  the  Company  issued  125,000  shares  of  restricted  stock  to consultants and employees. These shares were recorded at $125.

 .    In 1997, the Company issued 120,000 shares of restricted  stock for the use of operating facilities for one year. These shares of stock were recorded at $120.

 .    In 1998,  the Company  acquired  assets of  $369,846  under  capital  lease agreements.

 .    In 1998, the Company issued  1,203,241  shares of restricted  stock for the acquisition of InterSouce Healthcare, Inc.

                            Assets acquired          $1,301,521
                           Liabilities acquired        $611,850

 .    In 1998, the Company issued 5,602,697 shares of restricted common stock for services. These shares were recorded at a total of $3,580,123.

 .    In 1998,  the Company  issued  900,000  shares of restricted  stock for the acquisition of Brounley Associates, Inc.

                            Assets acquired             $750,830
                           Liabilities acquired         $111,830

 .    In 1998,  the Company  issued  500,000  shares of restricted  stock for the acquisition of Advanced Micro Welding, Inc.

                            Assets acquired             $301,834
                           Liabilities acquired         $214,544

15.  Contingencies

     The Company is periodically involved in legal actions and claims that arise in the normal course of operations. Management believes that the ultimate resolution of any such actions will not have a material adverse effect on the Company's financial position.

     The year 2000 is expected to create computer problems for many organizations because some computers and their programs only recognize the last two digits in the year. For example, the year 1998 is recognized as 98. When the year 2000 arrives some computers may not process information accurately or may shut down. Management is in the process of evaluating their systems to correct any problems which may be created by the year 2000. The Company plans to have all their vital internal systems compliant before the year 2000 arrives. However, it is not possible to insure that outside entities will be 2000 compliant.

16.  Commitments

     The Company has entered into an agreement to have equipment manufactured for a cost of $500,000. At December 31, 1998, the first phase of the equipment is complete and $72,100 has been recorded in property, plant and equipment.

17.  Subsequent Events

     In January 1999, the Company entered into a lease agreement that will be accounted for as a capital lease. The equipment has a cost of $341,200. The lease calls for an initial payment of $34,120 followed by sixty monthly payments of $6,323.

     In January 1999, the Company issued 25,000 shares of restricted common stock at a price of $1.00 per share.

     On February 17, 1999, the Company sold $750,000 of Series 1999-A Eight Percent (8%) convertible notes due January 1, 2002. Under the securities purchase agreement, the investor will purchase another $750,000 in convertible notes within 30 days after the Company files a Registration Statement or at such time as the parties mutually agree.

     The notes can be converted to common stock of the company at a conversion price (the "Conversion Price") for each share of common stock equal to the lesser of (x) one hundred percent (100%) of the lowest of the closing bid prices for the Common Stock for the five (5) trading days immediately preceding the Closing Date (defined as the date of this Note); or (y) eighty percent (80%) of the lowest of the closing bid prices for the Common Stock for the five (5) trading days immediately preceding the Conversion Date as reported on the National Association of Securities Dealers OTC Bulletin Board Market.

     Additionally, the investor was issued a warrant to purchase 75,000 shares of the Company's stock at $2.3375 per share through February 17, 2002.

     Since the investor did not convert the notes on the day of closing, the Company is required to recognize as interest expense the beneficial conversion terms of the notes. This additional interest of $187,500 will be amortized over the period between the closing date (February 17, 1999) and the first date (May 17, 1999) on which the notes can be converted.

     At such time as the investor completes the agreement and pays the Company the balance of $750,000, the investor will receive a three year warrant to purchase 75,000 shares at 110% of the market price on the date of closing.

     If the investor does not convert the second series of notes at the second closing date, the Company will again be required to recognize additional interest expense due to the beneficial conversion terms of the notes. Assuming the market price is unchanged as of the second closing, the Company would amortize $187,500 over the three months beginning with the date of the second closing.

18.  Restatement of Financial Statements

     During 1998, the Company issued 5,602,697 unregistered, restricted shares of its stock to attract and retain key employees, to acquire various license agreements, to make acquisitions and for other developmental needs. These shares were valued at $728,351 ($.13 per share) based on restricted liquidity, lack of profitable operations and unproven marketability of several licensed technologies. After further review, it has been determined that a more reasonable value for these shares would be one in closer proximity to sales to others for similar shares, reduced for a lack of liquidity discount. Based on this approach the Company has determined that the shares should be recorded at $.639 per share. This change in value requires an additional, non-cash charge to 1998 general and administrative compensation of $2,851,772. This increases the Company's 1998 loss from $2,187,994 ($0.1798 per share) to $5,174,031 ($0.45 per share).

     Further, the balance sheet impact of the additional non-cash compensation expense and the change in accounting for the Brounley acquisition, increases additional paid-in capital from $5,484,590 to $8,892,522 and decreases Retained Earnings (Deficit) from ($2,146,369) to ($5,181,596). The overall change to the Stockholders' Equity section of the balance sheet is an increase of $372,345.

     Additionally, upon review it has been determined that the issuance of shares of the Company's common stock to certain officers and directors described above (since rescinded, see Note 19), fails to meet the standard of being routine or systematic in nature. Although the Company does not believe that such issuances were "in contemplation" of any business acquisition, it has been unable to sustain the burden necessary to support that belief. As such, they constitute an alteration of equity interest which precludes the use by the Company of pooling of interest accounting for the acquisition of Brounley. The Company has therefore restated its financial statements to employ the purchase method of accounting for the acquisition (see Note 2).

19.  Recission of Stock

     Subsequent to year-end, certain officers of the Company offered to rescind 1,950,000 shares of stock previously issued to them as compensation. The Company has accepted the recission ofer to assist the officers in mitigating potentially adverse personal icome tax consequences of the stock recieved as compensation in 1998. Under the terms of the recission, the officers will receive stock options to purcahse 1,950,000 shares of the Company's stock at the 5-day trailing average of the market price at the date of grant and the options will extend for a three year period. The Company expects to complete the exchange of shares for stock options during the third quarter of 1999.

     The Company will account for the stock options when issued under the provision of Accounting Principles Board pronouncement No. 25. Additinoally, the reacquired shares will be treated by the Company as treasury stock. The treasury stock will be recorded at $1,246,050 (the copensation value in 1998) and retained earnings will be increase dby the same amount to reflec tthe stock rescission.

20.  Issuance of Preferred Stock

     On March 30, 1999, the Company executed a series of agreements and amended its articles of incorporation in order to complete the placement of $750,000 of its Series A 7% Preferred Stock with an investor. Under the terms of the Series A Preferred Stock, the holder may convert at 105% of the closing price anytime up to 90 days after issuance; 85% of the closing price anytime between 91 days and 119 days following closing; 80% of the closing price anytime between 120 and 149 days following closing, or; 75% of the closing price anytime after 150 days following the closing date through March 30, 2004. The Company also issued 93,750 warrants exercisable at $2.40 per share to the investor in connection with the sale of the Preferred Stock. As a part of a finders fee the Company issued 50,000 warrants allowing for the purchase of a like number of shares of the Company's stock at $2.40 per share through March-30, 2004.

          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURE

     The Company has never had any disagreement with its accountants.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article III of the Company's by-laws provide for the indemnification of directors, in that Directors of the Company shall not be personally liable for monetary damages to the Company or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as director.

     Article VI of the Company's by-laws provide for the indemnification of officers, directors, employee and agents of the Company. Such indemnification is available to any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                          Registration fees             $           3,231
                          Transfer agents' fees         $           1,500
                                                                    -----
                          Total                         $           4,731
                                                                    =====

RECENT SALES OF UNREGISTERED SECURITIES

     The Company issued "unregistered" securities to various persons and firms as specified below and all such securities were acquired directly from the Company in transactions not involving any public offering. All such securities may only be resold upon compliance with Rule 144, adopted under the Act of 1933. All securities were sold in reliance upon Section 4(2) of the Securities Act of 1933. All purchasers were either "accredited" or sophisticated. All purchasers executed a Subscription Agreement indicating they have such knowledge and experience in financial and business matters that, either alone or with a purchasers representative, they are capable of evaluating the merits and risks of the investment. All purchasers were provided with access to information about the Company.

     Further, throughout these transactions specified in the following discussions, the Company relied on Section 4(2) of the Act of 1933, as amended and all purchasers executed a Subscription Agreement indicating (i) they meet the definition of "Accredited Investor" as that term is specified in Regulation D, Rule 502, and; (ii) they have such knowledge and experience in financial and business matters that either alone or with a purchasers representative, are capable of evaluating the merits and risks of the investment.

     During November 1998 through March, 1999, the Company completed an offering of its unregistered common shares in the manner and on reliance of the various Sections of the Act of 1933 cited above to 43 accredited investors. The unregistered common shares were offered and sold at the rate of $1.00 per share for an aggregate of $1,747,500 in proceeds to the Company The Company further agreed to conduct a registration of the shares sold in the above described private offering and all persons participating therein are included as a part of the registration to which this Prospectus is intended. The Company's offering is now closed.

     During November, the Company issued 1,203,241 unregistered common shares in exchange for 100% of the issued and outstanding capital stock of InterSource Health Care, Inc. The Company agreed to registered 225,000 of the 1,203,241 unregistered shares issued in connection with the acquisition of InterSource.

     During November through December, the Company issued 838,000 unregistered common shares to either engage consultants or had fees come due from consultants that had previously been engaged to include Michael McBee 5,000 shares; Mark Trinske 10,000 shares; Steven Ungar 250,834 shares; Mike O'Malley 248,333 shares; Richh Limited Partnership 263,333 shares; Michael Finley 50,000 shares; Eugene Malove 10,000 shares, and; Daniel B. Crossman 500 shares.

     During November and December, 1998, the Company issued 150,500 unregistered shares to employees including David DeCara 90,000; John Rogers 10,000; Michelle Goldstein 20,000; Ronald Moore 15,000; Rebecca Bonner 3,500; Rick Gabel 6,000, and; Cheryl McDermitt 6,000.

     The Augustine Notes. On February 17, 1999, the Company executed a series of agreements with Augustine Capital Group ("Augustine") relating to the purchase by Augustine of $1,500,000 of TTL's Series 1999-A Eight Percent (8%) Covertible Notes (the "Notes") and the issuance of Warrants and registration rights relating thereto. On that same date, Augustine delivered $750,000 to TTL and is obligated to deliver a second $750,000 30 days following the registration of the shares underlying the Notes. There were no brokers, promoters, underwriters or similar persons associated with this transaction. Closing fees of $10,000 were paid (i) to Augustine counsel and (ii) third party counsel whom acted as Escrow Agent. A more detailed summary of the Series 1999-A Eight Percent (8%) Convertible Note due January 1, 2002 and the warrants and registrations rights provided in connection therewith immediately follows

     The Shaar Preferred. On March 30, 1999, the Company executed a series of agreements and amended its articles of incorporation in order to complete the placement of $750,000 of its Series A 7% Preferred Stock with The Shaar Fund. Under the terms of the Series A Preferred Stock, the holder may convert at 105% of the closing price (the "Closing Price" was fixed at $2.10 on March 30, 1999) anytime up to 90 days after issuance; 85% of the closing price anytime between 91 days and 119 days following closing; 80% of the closing price anytime between 120 and 149 days following closing, or; 75% anytime after 150 days following the closing date. The Company also issued 93,750 warrants exercisable at $2.40 per share in connection with the sale of Preferred Stock and granted certain registration rights. The Company paid a finders fee of 8% or $60,000 plus 50,000 Warrants allowing for the purchase of the Company's securities at 120% of the closing bid price at time of exercise. A more detailed summary of the Series A - 7% Convertible Preferred Stock and the warrants and registrations rights provided in connection therewith immediately follows this section.

Series 1999-A Eight Percent (8%) Convertible Note due January 1, 2002

     The Company shall repay to Augustine the principal sum of $750,000 on January 1, 2002 (Maturity Date) and interest on the principal sum outstanding at the rate of 8% per annum due quarterly in arrears on March 31, June 30 , September 30 and December 31 of each year during the term of the Note. The first such interest payment is due June 30, 1999. The Notes may be exchangable in amounts of $50,000 or greater. Conversions of the Note must be effected in increments of at least $10,000 of principal amount.

     Augustine may convert the face amount of the Note at any time commencing the earlier of (i) the date the Registration Statement relating to the shares underlying the Note becomes effective, or; (ii) the date which is ninety (90) days after February 17, 1999 (date of Note). Accordingly, the Conversion date would be approximately May 17, 1999.

     The per share price at which Augustine may convert the Note is the lesser of: (i) 100% of the lowest closing bid price per share during the five days preceeding the Closing Date (this price per share has been fixed at $1.78125 (1 & 25/32) per share. Accordingly, should Augustine select method (i) for the conversion rate of their principal amount, they would be entitled to 421,053 Toups Technology common shares); or (ii) 80% of the lowest closing bid price per share during the five days preceeding the conversion date.

     The Company may, at its option, redeem the Note at any time in an amount equal to 125% of the face amount of the portion of the Note remaining plus interest at the time of such redemption.

     In keeping with the intent of the parties, the Company shall register 421,053 common shares relating to the first closing and 421,053 common shares in anticipation of the second closing. At this time, the estimated number of registered common shares necessary for the full conversion of the principal amount of the notes is 842,106 common shares.

Warrants in connection with the Augustine Notes

     As a part of sale the Augustine Notes, the Company provided 125,000 Warrants wherein each such Warrant entitles the holder thereof to purchase the Company's common stock at the rate of 110% of the closing bid price for the Common Stock on the date of such Closing (the closing bid price for the Company's common shares on February 17, 1999 was $2.00. Accordingly, the exercise price for the Warrants relating to the first Closing is $2.20 per share making the full exercise price of the 125,000 Warrants delivered in connection with the first Closing $275,000).

Registration Rights  in connection with the Augustine Notes

     As a part of its Augustine agreements, the Company granted certain registration rights which, in effect, require TTL to amend its current pre-effective SB-2 Registration Statement to include the total estimated number of shares available for conversion of the Notes and exercise of the Warrants.

Series A 7% Convertible Preferred Stock

On March 30, 1999, the Company executed a series of agreements and amended its articles of incorporation in order to complete the placement of $750,000 of its Series A 7% Preferred Stock with The Shaar Fund. Under the terms of the Series A Preferred Stock, the holder may convert at 105% of the closing price anytime up to 90 days after issuance; 85% of the closing price anytime between 91 days and 119 days following closing; 80% of the closing price anytime between 120 and 149 days following closing, or; 75% anytime after 150 days following the closing date.

     The Company also issued 93,750 warrants exercisable at $2.40 per share in connection with the sale of Preferred Stock and granted certain registration rights. The Company paid a finders fee of 8% or $60,000 plus 50,000 Warrants allowing for the purchase of the Company's securities at 120% of the closing bid price at time of exercise.

Warrants issued in connection with the Series A 7% Convertible Preferred Stock

     As a part of the sale of its Series A 7% Convertible Preferred Stock, the Company also issued 93,750 Warrants providing the holder the right to acquire the Company's common stock at a price equal to 120% of the market price on the closing date. The Warrants may be exercised anytime up through March 30, 2004. The exercise price of the warrants issued in connection with the sale of Series A 7% Convertible Preferred Shares is $2.40 per share. As a further part of the sale of the Series A 7% Convertible Preferred Shares, the Company 50,000 warrants as a part of a finders fee. The finder's warrants are identical in all respects to the warrants issued to the holder of the Series A 7% Convertible Preferred Shares.

     Registration rights in connection with the Series A 7% Convertible Preferred Stock

As a part of its Shaar Fund agreements, the Company granted certain registration rights which, in effect, require TTL to amend its current pre-effective SB-2 Registration Statement to include the total estimated number of shares available for conversion of the Preferred Stock and exercise of the Warrants including those Warrants issued to the finder.

EXHIBITS

Table of Exhibits                                                  Page No.

The following Exhibits are incorporated by reference from previously filed material:

EX-3.(i)          Articles of Incorporation

EX-3.(ii)         By-laws

EX-5.(i)        Opinion re: legality

EX-5.(ii)       Opinion re: legality

EX-10.(i)       BPV License Agreement (BP Valves)

EX-10.(ii)      WAFT License Agreement (AquaFuel)

EX-10.(iii)     BORS Lift Manufacturing License Agreement

EX-10.(iv)      AMW Acquisition Agreement

EX-10((v)       Amended BORS Lift License Agreement

EX-10(vi)       Magnetion(a) License Agreement

EX-10(vii)      Tunnel Bat License Agreement

EX-10(viii)     Exchange of Share Agreement, re:  Brounley Engineering

EX-10(ix)       Exchange of Share Agreement, re:  InterSource Health Care, Inc.

EX-10(x) Joint Venture Agreement by and between Toups Technology and Luz y Fuerza Utility

EX-20           AquaFuel Certification Report

The following exhibit is included herein and made a part hereof.

EX-23           Auditor's Consent

UNDERTAKINGS

The undersigned registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii)Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

                        Toups Technology Licensing, Inc.
                                  (Registrant).
                             ______________________
                                 Leon H. Toups,
                     President and Chief Executive Officer
                            By (Signature and Title)

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.



                                S/S LEON H. TOUPS
                                   (Signature)

                      President and Chief Executive Officer
                                     (Title)

(Date):  July 20, 1999